NIKE

HEY DUDE

SKECHERS

NEW BALANCE

BIRKENSTOCK

BROOKS

SHOE CARNIVAL

2024 ANNUAL REPORT

SHOE CARNIVAL   ShoeStation   ROGAN'S SHOES

Financial Highlights

Shoe Carnival delivered significant growth in net sales and overall profitability versus five years ago and ten years ago, led by the company's growth and profit transformation strategies. Diluted net income per share (EPS) achieved in 2024 represented a compound annual growth rate of 13% since 2019.

EPS



84%
Increase
EPS Growth
2024 vs 2019

$0.63 — 2014 (10 years ago)
$1.46 — 2019 (5 years ago)
$2.68 — 2024

Net Sales (in millions)



16%
Increase
Net Sales Growth
2024 vs 2019

$940.2M — 2014 (10 years ago)
$1,036.6M — 2019 (5 years ago)
$1,202.9M — 2024

Operating Income (in millions)



68%
Increase
Operating income Growth
vs 2019

$41.9M — 2014 (10 years ago)
$54.2M — 2019 (5 years ago)
$91.2M — 2024

NIKE

new balance.

BIRKENSTOCK

SKECHERS

BROOKS

Clarks

HEY DUDE

CONVERSE

PUMA

SHOE CARNIVAL



Letter to Shareholders

I am pleased to share that during 2024 we achieved our financial expectations and made significant progress advancing our long-term strategies.

Looking back at our 2024 results, we grew net sales, expanded market share, captured new customers, and entered new markets. We achieved gross profit margin over 35% for the fourth consecutive year, and grew earnings per share at a level that was 84% higher than EPS 5 years ago and 325% higher than EPS 10 years ago. For the 20th consecutive year, we started the year with no debt and finished the year with no debt, while growing our cash balances and issuing our 51st consecutive quarterly dividend. Despite continued volatility in the industry and the global economy, we strengthened our financial position last year and are positioned well to implement our strategic plans in 2025.

M&A is a core part of our growth strategy, and in February 2024 we finalized our second acquisition. We acquired Rogan's, a 28 store footwear retailer in the upper Midwest, through a 100% cash deal. Rogan's is the leading footwear retailer in Wisconsin and provided us a foothold in a new state of operating in Minnesota. Integration efforts were smooth and completed well ahead of schedule during 2024. Year one sales achieved our expectations, and we captured synergies faster and greater than we forecasted.

Shoe Station was once again the fastest growing retail banner in the family footwear industry, growing in existing and new markets. We completed an important in-market "rebanner" test in 2024 where customer and market data indicated Shoe Station would better meet customer needs than an existing Shoe Carnival store. As part of the test, we closed 10 underperforming Shoe Carnival stores and opened 10 new Shoe Station stores.

SHOE CARNIVAL



The overall results exceeded our success criteria and highlighted that we have a significant growth opportunity to expand Shoe Station from a regional chain to a national footwear retailer. Work is underway now to scale up Shoe Station store counts by rebannering underperforming stores in our fleet and also those stores where the customer data indicates results would be even better as a Shoe Station store. Our target is over 51% of the current store fleet will be operated as a Shoe Station store by March 2027.

Earlier this year, we defined our existing office in Fort Mill, South Carolina, a small town 15 minutes south of Charlotte as our Corporate HQ. The picture above is the team during a mock ribbon cutting ceremony for the new HQ. This office is where senior leaders, merchants, marketers, and our customer facing teams are based. It is also where we collaborate with our vendor partners, host our annual shareholders meeting and conduct our board meetings and earnings calls. As such, we determined that this office location would best serve as our corporate headquarters. We also operate our shared service back office functions for Shoe Station, Shoe Carnival and Rogan's stores as well as our supply chain from our existing office and distribution center in Indiana.

Our vision is clear: to be the nation's leading footwear retailer for the family. I am so thankful for the support to achieve this vision from our exceptional vendor partners, our 6,000 team members, and our millions of customers that choose to shop at Shoe Carnival, Shoe Station, Rogan's, or our dot.com platforms.

Mark J. Worden

President & Chief Executive Officer

SHOE CARNIVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: **February 1, 2025**

or

[ ] **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ **to** _____

Commission File Number: 0-21360

Shoe Carnival, Inc.
(Exact name of registrant as specified in its charter)

Indiana	**35-1736614**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*
7500 East Columbia Street	
Evansville, IN	**47715**
(Address of principal executive offices)	*(Zip code)*

(812) 867-4034
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SCVL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes   [X]No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
[ ]Yes   [X]No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]Yes   [ ]No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[X]Yes   [ ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer   [X] Accelerated filer   [ ] Non-accelerated filer   [ ] Smaller reporting company   [] Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ]Yes   [X]No

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the last sale price for such stock at August 2, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $678,361,539 (assuming solely for the purposes of this calculation that all Directors and executive officers of the registrant are "affiliates").

Number of Shares of Common Stock, $.01 par value, outstanding at March 17, 2025 was 27,174,403.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders of the Registrant to be held on June 25, 2025 are incorporated by reference into PART III hereof.

Auditor Firm Id: 34   Auditor Name: Deloitte & Touche LLP   Auditor Location: Indianapolis, IN

TABLE OF CONTENTS

Shoe Carnival, Inc.
Evansville, Indiana

Annual Report to Securities and Exchange Commission
For the Fiscal Year Ended February 1, 2025

PART I

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: our ability to increase our comparable stores Net Sales and achieve expected operating results from rebannering Shoe Carnival locations into Shoe Station locations within expected time frames, or at all; our ability to achieve expected operating results from, and planned growth of, our Shoe Station banner within expected time frames, or at all; the impact of competition and pricing, including our ability to maintain current promotional intensity levels; changes in the political and economic environments in, the status of trade relations with, and the impact of changes in trade policies and tariffs impacting, China and other countries which are the major manufacturers of footwear; our ability to control costs and meet our labor needs in a rising wage, inflationary, and/or supply chain constrained environment; the effects and duration of economic downturns and unemployment rates; the potential impact of national and international security concerns, including those caused by war and terrorism, on the retail environment; general economic conditions in the areas of the continental United States and Puerto Rico where our stores are located; changes in the overall retail environment and more specifically in the apparel and footwear retail sectors; our ability to successfully utilize the e-commerce sales channel and its impact on traffic and transactions in our physical stores; the success of the open-air shopping centers where many of our stores are located and the impact on our ability to attract customers to our stores; our ability to attract customers to our e-commerce platform and to successfully grow our omnichannel sales; the effectiveness of our inventory management, including our ability to manage key merchandise vendor relationships and direct-to-consumer initiatives; changes in our relationships with other key suppliers; our ability to successfully manage and execute our marketing initiatives and maintain positive brand perception and recognition; our ability to successfully manage our current real estate portfolio and leasing obligations; changes in weather, including patterns impacted by climate change; changes in consumer buying trends and our ability to identify and respond to emerging fashion trends; the impact of disruptions in our distribution or information technology operations including at our distribution center located in Evansville, IN; the impact of natural disasters, public health and political crises, civil unrest, and other catastrophic events on our operations and the operations of our suppliers, as well as on consumer confidence and purchasing in general; the duration and spread of a public health crisis and the mitigating efforts deployed, including the effects of government stimulus on consumer spending; risks associated with the seasonality of the retail industry; the impact of unauthorized disclosure or misuse of personal and confidential information about our customers, vendors and employees, including as a result of a cybersecurity breach; our ability to effectively achieve the operating results from, and maintain the synergies, efficiencies and other benefits gained through, our acquisition strategy, including our recent acquisition of Rogan's; our ability to successfully execute our business strategy, including the availability of desirable store locations at acceptable lease terms, our ability to identify, consummate or effectively integrate future acquisitions, our ability to implement and adapt to new technology and systems, our ability to open new stores in a timely and profitable manner, including our entry into major new markets, and the availability of sufficient funds to implement our business plans; higher than anticipated costs associated with the closing of underperforming stores; the inability of manufacturers to deliver products in a timely manner; an increase in the cost, or a disruption in the flow, of imported goods; the impact of regulatory changes in the United States, including minimum wage laws and regulations, and the countries where our manufacturers are located; the resolution of litigation or regulatory proceedings in which we are or may become involved; continued volatility and disruption in the capital and credit markets; future stock repurchases under our stock repurchase program and future dividend payments. For a more detailed discussion of risk factors impacting us, see PART I, ITEM 1A, "Risk Factors" of this Annual Report on Form 10-K.

ITEM 1. BUSINESS

Our Company

Shoe Carnival, Inc. is one of the nation's largest omnichannel sellers of footwear for the family, and our goal is to be the leading family footwear retailer in the United States. We operate a retail focused business model that aims to deliver the leading footwear shopping experience with the national name brands desired by our customers. Our "bricks" first, omnichannel approach provides customers easy access to our wide assortment of branded footwear for athletics, daily activities and special events via their choice of delivery channel. We have a proven track record selling branded footwear, such as Nike, Skechers, Crocs, adidas, Puma, HEYDUDE, Converse and Vans, and generating profits without incurring debt. We have been in business for 46 years and have been a public company subject to SEC reporting requirements since 1993. Since 1993, we have earned a profit in every year except 1995.

As part of our long-term growth strategy, we have invested, and will continue to invest, significantly in acquisitions, our emerging rebanner strategy, our customer relationship management ("CRM") capabilities, our e-commerce infrastructure and modernization of our store fleet as key drivers of profitable growth.

As of our Fiscal 2024 year end, we operated 430 stores across 36 states and Puerto Rico. Including e-commerce sales in close proximity to a physical store, our comparable physical stores generated an average of $2.8 million in Net Sales in Fiscal 2024 and approximately $246 in Net Sales per square foot.

Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2024, 2023 and 2022 relate to the fiscal years ended February 1, 2025 ("Fiscal 2024"), February 3, 2024 ("Fiscal 2023") and January 28, 2023 ("Fiscal 2022"), respectively. Fiscal 2021 is the fiscal year ended January 29, 2022, Fiscal 2020 is the fiscal year ended January 30, 2021 and Fiscal 2019 is the fiscal year ended February 1, 2020. Fiscal 2023 consisted of 53 weeks while all other years presented and discussed consisted of 52 weeks.

References to "Shoe Carnival," "Shoe Station" and "Rogan's" are to the individual store sets, not the entire company. References to "we," "us," "our" and the "Company" in this Annual Report on Form 10-K refer to Shoe Carnival, Inc. and its subsidiaries. Shoe Carnival, Inc. is an Indiana corporation that was initially formed in Delaware in 1993 and reincorporated in Indiana in 1996.

References to the "SEC" refer to the United States Securities and Exchange Commission.

See PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for more information regarding the trends impacting our Fiscal 2024 operating results.

Our Stores

Shoe Carnival

Our Shoe Carnival retail concept has developed over our 46-year history and is differentiated from competitors by our distinctive, fun and promotional marketing efforts. Shoe Carnival stores combine competitive pricing with a high-energy in-store environment that encourages customer participation. Unique features of our store experience include upbeat music, opportunities for customers to spin our spin-n-win wheel and a mic-person who runs in-store specials. These specials include contests, games and hot deals of the moment to encourage customers to take immediate advantage of our special, in-store pricing. As of our Fiscal 2024 year end, we operated 360 Shoe Carnival stores located across 35 states and Puerto Rico and offered online shopping at www.shoecarnival.com. Net Sales from our Shoe Carnival banner declined mid-single digits in Fiscal 2024 compared to Fiscal 2023. This decline was in line with our view of family footwear industry trends.

Shoe Station

In Fiscal 2021, we acquired our first 21 Shoe Station stores. Our Shoe Station concept targets a more affluent footwear customer and has a strong track record of capitalizing on emerging footwear fashion trends and introducing new brands that meet the needs of the target customer. Our Shoe Station bannered stores' Net Sales grew mid-single digits in Fiscal 2024 compared to Fiscal 2023, driven by new store growth and a low-single digit comparable stores Net Sales increase, outpacing our view of family footwear industry trends. As of our Fiscal 2024 year end, we operated 42 Shoe Station bannered stores across seven states in the Southeast, inclusive of the 21 stores acquired in 2021, 11 additional stores opened since the acquisition and ten stores rebannered in Fiscal 2024, as described below, and offered online shopping at www.shoestation.com.

Rogan's

In February 2024, we acquired Rogan Shoes, Incorporated ("Rogan's"). The Rogan's acquisition immediately positioned us as the family footwear market leader in Wisconsin and established a store base in Minnesota, creating additional expansion opportunities. Net Sales attributed to Rogan's were $80.3 million in Fiscal 2024, consistent with our expectations, and Operating Income attributed to Rogan's in Fiscal 2024 exceeded our $10 million target by more than 20%. As of our Fiscal 2024 year end, we operated the 28 Rogan's stores we acquired, which are located in Wisconsin, Illinois and Minnesota. More information about the Rogan's acquisition can be found in Note 3— "Acquisition of Rogan Shoes" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

Rebanner Strategy

We have been evaluating customer analytics and market data and developing strategies to expand Shoe Station since we acquired the chain in December 2021. For the past two fiscal years, Shoe Station has been a market leader in the Southeast, and, according to industry data, Shoe Station has been the industry's fastest growing retailer. During the same period, our Shoe Carnival banner and the family footwear industry experienced comparable stores Net Sales declines.

We believe that a national expansion opportunity exists in markets where the customer and/or market characteristics align better with our Shoe Station concept, rather than our Shoe Carnival concept. A 10-store in-market test was completed during Fiscal 2024, where we closed underperforming Shoe Carnival stores and opened new Shoe Station stores in those markets. The customer response and business results exceeded our success criteria on an aggregated basis, with sales and profit contribution over 10% higher at the new Shoe Station stores versus Shoe Carnival stores.

In March 2025, we announced a new long-term strategy to rapidly scale up Shoe Station into a national footwear and accessories leader. The first investment phase will rebanner 175 stores to the Shoe Station banner over the next 24 months. Once this phase is complete, we expect to operate 218 Shoe Station stores, representing 51% of our present store fleet.

We expect the long-term prospects of this strategy will result in significant market share growth in areas where we have underperformed with our Shoe Carnival concept. We also expect to enter new markets where we do not compete today as a future phase of the expansion plan. The Shoe Station rebanner strategy is expected to create significant financial leverage from a more productive store base.

During Fiscal 2025, we expect to rebanner between 50 to 75 Shoe Carnival stores to Shoe Station stores. The Fiscal 2025 investment for the rebanners is forecasted to decrease Fiscal 2025 Operating Income by between $20 to $25 million, inclusive of store closing costs, amortization of new store construction costs, a four-to-six-week store closure period through each store's grand opening and customer acquisition costs. We expect that this Fiscal 2025 investment will be recovered over a two-to-three-year period following a store's grand opening. In Fiscal 2027, our expectation is that Net Sales from these rebannered stores will be over 10% higher and profit contribution will increase over 20% compared to the stores before they were rebannered.

In Fiscal 2026 and early Fiscal 2027, we plan to scale up further and complete 100 or more rebanners, with a first-year investment forecast of between approximately $22 to $27 million and a similar path to payback of the investment of approximately two-to-three years.

Our Diversified Sales Mix

We sell broadly across the family footwear channel, with balanced distribution among type of customer (men, women and children), product (athletics and non-athletics) and age (senior citizens to infants) and with no singular reliance on any particular segment. The products we offer are a broad mix of footwear for sport, daily activities and special events. The table below sets forth our percentage of sales by product category over the last five fiscal years.

Fiscal Years	2024	2023	2022	2021	2020
Non-Athletics:					
Women's	25%	26%	28%	24%	22%
Men's	18	16	17	14	14
Children's	7	7	7	6	5
Total	50	49	52	44	41
Athletics:					
Women's	15	15	14	16	18
Men's	17	17	16	20	22
Children's	12	13	12	14	13
Total	44	45	42	50	53
Accessories	5	5	5	5	5
Other	1	1	1	1	1
Total	100%	100%	100%	100%	100%

Other Initiatives

Store Growth and Modernization

In Fiscal 2024, we opened four new Shoe Station branded stores, permanently closed two Shoe Carnival branded stores and acquired 28 Rogan's stores. Increasing market penetration by adding new stores is a key component of our long-term growth strategy. In the near-term, however, we expect new store openings may continue to be impacted by macroeconomic uncertainty, our ability to identify desirable locations, increased focus on our emerging rebanner strategy and focus on our acquisition strategy.

In Fiscal 2023 and Fiscal 2022, our capital expenditures were $56.3 million and $77.3 million, respectively, with a primary focus on store modernization and new stores. Our modernized store design has been viewed as a differentiator by certain strategic vendor partners and has provided us an opportunity to increase access to branded merchandise. Total capital expenditures were $33.2 million in Fiscal 2024 and lower than prior years as our store modernization program was completed.

E-commerce Growth

Our e-commerce platform is an extension of our physical stores and is designed to improve our customer's shopping experience. We are committed to providing a personalized, seamless customer experience across all channels, and we believe that our ongoing omnichannel initiatives are aligned with changing consumer behavior.

We delivered a new online experience to our customers in Fiscal 2023. We launched our www.shoestation.com website in February 2023 and relaunched our www.shoecarnival.com website in late October 2023. This marked the first major redesign of our Shoe Carnival website since 2016. We have completed the technology migration for both banners to a single platform hosted by a leading provider.

We continue to expect our e-commerce platform, which operates both our Shoe Carnival and Shoe Station websites, to be a significant sales channel for us. Our goal is for our e-commerce sales channel to provide between 10% and 15% of enterprise-wide merchandise sales, versus a pre-pandemic 6% in Fiscal 2019. E-commerce sales represented approximately 10% of our merchandise sales in each of Fiscal 2024, Fiscal 2023 and Fiscal 2022.

Customer Relationship Management ("CRM")

Our CRM program continues to provide valuable customer insights to our business, resulting in more efficient and effective marketing outreach. Our CRM program provides our marketing, merchandising, analytics and real estate teams with a better and more complete view of our customer's shopping behaviors and forms the foundation of our digital marketing efforts and our Shoe Perks loyalty program ("Shoe Perks"). Our view into customer data allows us to more effectively communicate with our customers on a segmented basis through all owned and paid media channels and tailor the merchandise mix at an individual store level. Through transaction data, we gain useful insights into our customers' shopping habits, including where, when and how they shop our stores and navigate our online presence. Additionally, our CRM program allows us to gain a deeper understanding of the brands and categories that our high-value customers consistently purchase so that we can continue to meet customer needs and demand at a geographic and store level.

Our CRM program allows us to drive customer retention by delivering to each customer more individualized shopping opportunities and experiences and aids in gaining a better understanding of our existing customer base as well as identifying new customers. We expect segmentation and activation of our high-value customers through data analysis and targeting the broader market of 'look-a-like' customers to continue to play a key role in our growth.

Once a customer enrolls in Shoe Perks and provides a means for digital communication, the customer will begin receiving personalized communications from us. These communications afford us additional opportunities to highlight our broad product assortment and promotional programs. Shoe Perks provides customers with a heightened shopping experience, which includes exclusive offers and rewards that are earned by making purchases either in-store or online and through participating in other point earning opportunities that facilitate engagement with our brand and the national name brands we offer.

We are focused on expanding our Shoe Perks enrollment. In Fiscal 2024, our Shoe Perks membership, including Shoe Station and Rogan's customers, grew to 36.8 million members, representing an increase in customers of 7% compared to Fiscal 2023 year end.

In Fiscal 2024, purchases from Shoe Perks members were approximately 73% of our comparable stores Net Sales. We believe our Shoe Perks program provides an opportunity to communicate, build relationships and engage with our most loyal shoppers and increase our customer touch points, which we believe will result in long-term sales gains. Our most loyal customers, those who qualify for our "Gold" tier, receive additional rewards and incentives. The average transaction value for our Gold tier customers was significantly higher than non-Gold tier Shoe Perks members in Fiscal 2024.

Strong and Diversified Vendor Partnerships

We offer merchandise from a broad range of over 270 vendor partners. Nike, Inc. ("Nike"), Skechers U.S.A., Inc. ("Skechers") and Crocs, Inc. ("Crocs") collectively accounted for approximately 48% of our Net Sales in Fiscal 2024 and 45% of our Net Sales in Fiscal 2023. Nike accounted for approximately 24% of our Net Sales in Fiscal 2024, 20% in Fiscal 2023 and 14% in Fiscal 2022; Skechers accounted for approximately 13% of our Net Sales in Fiscal 2024, 14% in Fiscal 2023 and 13% in Fiscal 2022; and Crocs accounted for approximately 11% of our Net Sales in both Fiscal 2024 and Fiscal 2023.

We continually work to strengthen our brand offerings and our relationships with our key vendors. While we have no long-term contracts in place with any of our vendors, we anticipate that Nike, Skechers and Crocs will continue to be high-volume vendors for us in Fiscal 2025.

Our Competitive Strengths

We believe our operational and financial success is due to a number of key competitive strengths that make our stores destinations of choice for our family channel footwear consumer.

Digital Media to Build Brand Awareness

Our goal is to communicate a consistent brand image across all aspects of our operations and throughout our marketing strategies. We highlight our banners and the name brands we carry, including specific styles of product, using lifestyle and product imagery to showcase merchandise brands. The use of digital media comprises the substantial portion of our marketing investment, particularly as we leverage data that comes directly from our customers as part of our CRM solution, allowing us to directly communicate with our core customers. Television, radio, print media (including inserts, direct mail and newspaper advertising) and outdoor advertising accounted for the balance of our total advertising investment.

Centralized Distribution Process

Our Evansville distribution center is equipped with mechanized processing and product movement equipment. The facility utilizes cross docking/store replenishment and redistribution methods to fill store product requirements. These methods may include count verification, price and bar code labeling of each unit (when not performed by the manufacturer), redistribution of an order into size assortments (when not performed by the manufacturer) and allocation of shipments to individual stores. Throughout packing, allocating, storing and shipping, our distribution process is essentially paperless. Merchandise is typically shipped to each store location once per week. For stores within the continental United States, a dedicated carrier, with occasional use of common carriers, handles the majority of shipments. We leverage these investments with third-party managed software tailored to our specific needs to track merchandise during the transportation and distribution process. During Fiscal 2024, over 90% of merchandise was received into our Evansville distribution center, with a much smaller percentage of merchandise being directly drop shipped to customers, sent directly to a store location or received into Rogan's distribution process. Effective beginning in February 2025, inbound shipments for the Rogan's locations acquired in Fiscal 2024 were integrated into our centralized buying and distribution process. Additional information about our Evansville distribution center can be found in PART I, ITEM 2, "Properties" of this Annual Report on Form 10-K.

Disciplined Approach to Capital Management

We remain focused on funding our normal operations without debt. We ended Fiscal 2024 with no debt and $123.1 million of Cash and Cash Equivalents and Marketable Securities. Over the last five fiscal years, we have had no debt outstanding and Cash, Cash Equivalents and Marketable Securities of $62 million to $132 million at the end of each fiscal year. We believe this approach increases our ability to make impactful, long-term decisions and enhances our stakeholder relationships.

Leased Stores

Our stores are found in high traffic shopping areas and are generally located in open-air shopping centers. On average, our physical stores are approximately 11,400 square feet and carry inventory of approximately 28,000 pairs of shoes per location. More information about our store locations and other properties can be found in PART I, ITEM 2, "Properties" of this Annual Report on Form 10-K. All stores are currently leased and more information on our leases can be found in Note 11 - "Leases" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

Distinctive In-Store Shopping Experience

Our in-store merchandise is displayed directly on the selling floor in an open stock format, allowing customers to serve themselves, if they choose. Our trained staff is dedicated to customer service and assists and educates customers with the features and location of merchandise, as well as finding sizes, styles and colors. Our new store design incorporates the use of digital screens that are centrally controlled and are more adaptable than printed visual in-store advertising. These digital screens further enhance the in-store shopping experience and provide another opportunity for our vendors to compete for in-store advertising.

Broad Merchandise Assortment

Our product assortment is comprised primarily of on-trend branded footwear for the entire family and includes dress and casual shoes, sandals, boots and a wide assortment of athletic shoes. Our physical stores carry shoes in two general categories – athletics and non-athletics with subcategories for men's, women's and children's shoes, as well as a broad range of accessories. Our e-commerce platform offers customers a large assortment of products in all categories of footwear with an increased depth of sizes and colors that may not be available in all stores. There are differences in merchandise between our store banners, and, to some extent, there is further differentiation by store under each banner, reflecting each store's unique demographics and customer preferences. Our knowledge of these customer preferences, combined with our vendor relationships and distribution process, allows us to react to emerging trends or special events.

Information Technology

Our proprietary inventory management and advanced point-of-sale ("POS") systems provide us with the timely information necessary to monitor and control all phases of operations. The POS provides, in addition to other features, full price management, promotion tracking capabilities (in support of the spontaneous nature of the in-store price promotions), real-time sales and cost of sales by product category at the store level and customer tracking. Using the POS, both store personnel and centralized merchandising staff are able to monitor sales, cost of sales and the success of product promotions in real-time.

Our systems provide up-to-date sales and inventory information, and our data warehouse enables our merchandising and store operations staff to analyze sales, margin and inventory levels by store. Using this information, our merchandise managers meet regularly with vendors to compare product sales and margins and return on inventory investment against previously stated objectives. We believe timely access to key business data has enabled us to manage our promotional intensity and positively impact our comparable stores Net Sales and inventory turns.

Efficient E-commerce Order Management and Fulfillment (Ship-From-Store and Vendor Drop Ship Program)

We have implemented a third-party hosted order management system designed to our specific needs, which has enabled us to meet the complex demands of omnichannel fulfillment and has positioned us to further scale our e-commerce capabilities as we grow.

Our Ship-From-Store program is a core element of our omnichannel strategy. Online orders are primarily fulfilled using physical stores. By fulfilling e-commerce orders principally from our store level inventory and staff, we are able to minimize out-of-stocks, offer our customers an expanded online assortment and leverage store level inventory and overhead. E-commerce orders can also be fulfilled from our distribution center in Evansville, Indiana, and this distribution center is used in times of peak demand.

We also maintain a vendor drop-ship program with select business partners. This program offers our customers an expanded online assortment of styles and colors that we do not carry in store. While our customers benefit from expanded item assortment, the functionality of this program is seamless, and our customers' online experience is not impacted by the vendor drop-ship fulfillment option. As a benefit of this program, we do not need to make a capital investment in the expanded inventory assortment, which is carried and fulfilled by our business partners participating in this program.

Competitive Pricing For Our Customers

Our Shoe Carnival customer is primarily a value-conscious consumer seeking name brand footwear across all ages, with our Shoe Station and Rogan's concepts targeting a higher price point and more affluent customer. We believe that by offering a wide selection of popular styles of primarily name brand merchandise at competitive prices, we generate broad customer appeal. Additionally, the time-conscious customer appreciates the convenience of one-stop shopping for the entire family, whether this occurs at our store locations or through our other omnichannel choices.

Competition

The retail footwear business is highly competitive. We believe the principal competitive factors in our industry are merchandise selection, price, fashion, quality, location, shopping environment and service. We compete with department stores, shoe stores, sporting goods stores, e-commerce retailers and mass merchandisers. We compete with most department stores and traditional shoe stores by offering competitive prices. We compete with off-price retailers, mass merchandisers and discount stores by offering a wider and deeper selection of merchandise. Many of our competitors are significantly larger than we are in terms of Net Sales, and many can access the capital markets with greater speed and efficiency than we can.

Culture and Human Capital Management

We have intentionally built an employee-centric, customer-focused organization designed to compete at the highest levels in the retail industry. Our commitment to, and investment in, a strong performance culture is paramount to our long-term sustainability and success.

Our Workforce

We are firmly committed to providing equal opportunities in all aspects of employment and believe that all individuals should be treated with respect and dignity. We are dedicated to attracting, developing, maintaining and supporting an inclusive workforce that includes individuals with a wide range of backgrounds, life experiences and cultures. We believe that these varied experiences enhance our connection with our diverse customer base and enable us to better serve our customers. We hire, promote and compensate our employees based on merit, experience or other work-related criteria. We do not tolerate harassment or unlawful discrimination. Mandatory annual training for all employees empowers our workforce and instills these virtues into our culture.

We have clear policies encouraging strong relationships and protecting open lines of communication with management at every level. This, coupled with our non-retaliation policy, encourages employees to communicate issues and seek immediate redress of those issues if they should arise.

As of our Fiscal 2024 year end, our workforce identified as 63% female and 37% male. Our broad-based leadership team, including those who manage and lead our stores and those who lead our Company, identified as 60% female and 40% male. With respect to ethnicity, our leadership team identified as 64% Caucasian and 36% non-Caucasian.

Retention

We believe our employee-centric culture not only supports higher levels of execution and performance, but also has led to increased retention of key talent.

Our store-level training programs provide the foundation for long-term careers and our ability to promote from within. We support the first-time jobs for many of our associates where they gain workforce experiences that may grow into long-term careers.

Currently, nearly all of our general managers and nearly all of our district managers who oversee those general managers were trained, developed and promoted from within. As of our Fiscal 2024 year end, of our 37 district managers, 68% have been employed by us for more than 20 years. The average tenure of our general managers was 14 years as of Fiscal 2024 year end.

Individuals who comprise our leadership team, which includes our named executive officers, vice presidents and senior director-level employees, have been employed for an average of 18 years.

Annually we survey a cross-section of employees on matters involving policy and procedure, organizational structure, operating style, commitment to hiring a competent workforce and commitment to integrity and ethical values. Since 2004, responses to this survey have had an average score of 4.0 to 4.3, with 5 being "strongly agree."

Employee Benefits

Among the many ways we seek to serve our employees, we offer a complete range of benefits. These include competitive wages and incentives; an employee stock purchase plan with a discount off the fair value of our common stock; employer-subsidized medical plans with dental and vision benefits; qualified and unqualified defined contribution plans with employer matching contributions; and merchandise discounts, among other benefits.

Training and Code of Business Conduct and Ethics

We are dedicated to strengthening our culture and execution through ongoing training for all associates. We are uniquely focused on training within our store-level, customer-facing operations. Employees must obtain necessary certifications in order to be responsible for the keys to a store and eventually to become a general manager. Our broad-based training program also engages and educates our employees on the following key topics:

- Code of Business Conduct and Ethics ("Code of Ethics");
- Insider trading;
- Non-discrimination and anti-harassment;
- Cybersecurity awareness and responsibility; and
- Supply chain security.

More information regarding our approach to conducting business responsibly, including our guidelines on discrimination and harassment, can be found in our Code of Ethics. Our Code of Ethics applies to all of our Board members, officers and employees, including our principal executive officer and our principal financial and accounting officer.

Our Code of Ethics is posted on the investor relations portion of our website at investors.shoecarnival.com/governance/governance-documents. We intend to disclose any amendments to the Code of Ethics by posting such amendments on our website. In addition, any waivers of the Code of Ethics for our Board members or executive officers will be disclosed in a Current Report on Form 8-K.

Safety of our Employees and Security of our Data

We strive to provide our associates with a safe and healthy work environment. We measure OSHA recordable incidents to gauge the success of our safety protocol. During calendar year 2024, we recorded 45 non COVID-related OSHA recordable incidents, an approximate 25% reduction in incidents compared to five years ago.

Our strategies to address the ever-expanding complexities of protecting customer and employee data and executing our business strategies in an increasingly digital world continue to advance. Our technology department monitors and regularly tests compliance with our protocols, provides regular updates to employees and management and conducts annual training. More information on our cybersecurity processes can be found in PART I, ITEM 1C, "Cybersecurity" of this Annual Report on Form 10-K.

Number of Employees

As of our Fiscal 2024 year end, we had approximately 5,500 employees, of which approximately 3,000 were employed on a part-time basis. The number of employees fluctuates during the year primarily due to seasonality. None of our employees are represented by a labor union.

Seasonality

For a discussion of the impact of seasonality on our operating results and our business, see PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of Store Count and Seasonality on Quarterly Results."

Trademarks

As of our Fiscal 2024 year end, we own the following federally registered trademarks and service marks: Shoe Carnival® and associated trade dress and related logos, Y-NOT?®, UNR8ED®, Solanz®, Shoe Perks®, SC Work Wear®, Shoes 2U®, Laces for Learning®, UNBOX WHAT'S POSSIBLE®, Shoe Station®, Shoe Station Super Store®, Shoe Station Select® and Rogan's Shoes®. We believe these marks are valuable and, accordingly, we intend to maintain the marks and the related registrations. We are not aware of any pending claims of infringement or other challenges to our right to use these marks.

Environmental

We seek to minimize our impact on the environment by actively implementing environmentally-friendly processes throughout our business, including energy efficiency initiatives, waste minimization and the use of recycled materials within our supply chain. Our most significant areas of focus are fuel and packaging material used to deliver merchandise to our Evansville distribution center and stores; the HVAC and lighting systems in our stores, Evansville distribution center and corporate offices; and recycling methods.

Compliance with current federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect upon our capital expenditures, earnings or competitive position. We anticipate no material capital expenditures for environmental control facilities for Fiscal 2025 or for the near future.

Available Information

We make available free of charge through the investor relations portion of our website at www.shoecarnival.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We have included our website addresses throughout this filing as textual references only. The information contained on, or accessible through, any of our websites is not incorporated into this Annual Report on Form 10-K.

This Annual Report on Form 10-K filed with the SEC, including the financial statements and schedules thereto, without the accompanying exhibits, is available without charge to shareholders, investment professionals and securities analysts upon written request. Requests should be directed to Investor Relations at our corporate address. A list of exhibits is included in this Annual Report on Form 10-K, and exhibits are available from us upon payment to us of the cost of furnishing them.

Information about our Executive Officers

The following table sets forth certain information with respect to our executive officers as of the date of filing this Annual Report on Form 10-K, March 21, 2025:

Name	Age	Position
J. Wayne Weaver	90	Chairman of the Board and Director
Clifton E. Sifford	71	Vice Chairman of the Board and Director
Mark J. Worden	51	President and Chief Executive Officer and Director
Carl N. Scibetta	66	Senior Executive Vice President - Chief Merchandising Officer
Marc A. Chilton	55	Senior Executive Vice President - Chief Operating Officer
Patrick C. Edwards	53	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Mr. Weaver has served as Chairman of the Board since March 1988. From 1978 until February 1993, Mr. Weaver had served as President and Chief Executive Officer of Nine West Group Inc., a designer, developer and marketer of women's footwear. He has over 50 years of experience in the footwear industry. Mr. Weaver is a former Director of Nine West Group Inc. Mr. Weaver served as Chairman and Chief Executive Officer of Jacksonville Jaguars, LTD, a professional football franchise, until January 2012.

Mr. Sifford has served as Vice Chairman of the Board since October 2021. From September 2019 to September 2021, Mr. Sifford served as Vice Chairman of the Board and Chief Executive Officer. Mr. Sifford also served as President and Chief Executive Officer from October 2012 to September 2019 and has been a Director since October 2012. Mr. Sifford served as Chief Merchandising Officer from October 2012 to March 2016. From June 2001 to October 2012, Mr. Sifford served as Executive Vice President – General Merchandise Manager and from April 1997 to June 2001, Mr. Sifford served as Senior Vice President – General Merchandise Manager. Prior to joining us, Mr. Sifford served as Merchandise Manager – Shoes for Belk, Inc.

Mr. Worden has been employed as President and Chief Executive Officer and a Director of the Company since October 2021. From September 2019 to September 2021, Mr. Worden served as President and Chief Customer Officer and from September 2018 to September 2019, Mr. Worden served as Executive Vice President – Chief Strategy and Marketing Officer. Prior to joining the Company, Mr. Worden led the Northern European region for S. C. Johnson & Son, Inc. ("SC Johnson"), a manufacturer of household cleaning supplies and products, and was responsible for revenue and share growth objectives across six countries from May 2014 to July 2018. Prior to that, Mr. Worden served as Assistant to the Chairman and Chief Executive Officer of SC Johnson from May 2012 to May 2014 and as a Senior Marketing Director from 2009 to 2012. Mr. Worden also served as a Senior Brand Manager at Kimberly-Clark Corporation and held multiple marketing roles across its flagship brands during his tenure there from 2003 through 2009.

Mr. Scibetta has been employed as Senior Executive Vice President – Chief Merchandising Officer since March 2021. From March 2016 to March 2021, Mr. Scibetta served as Executive Vice President – Chief Merchandising Officer. From December 2012 to March 2016, Mr. Scibetta served as General Merchandise Manager. Prior to joining us, Mr. Scibetta served as Vice President, Divisional Merchandise Manager– Footwear for Belk, Inc. since 2008. From 2004 to 2007, Mr. Scibetta served as Vice President, Divisional Merchandise Manager – Footwear for Parisian Department Stores. From 1998 to 2000, Mr. Scibetta served as Vice President, Divisional Merchandise Manager for Shoe Corporation of America. Mr. Scibetta began his retail career with Wohl Shoe Company in 1980. Mr. Scibetta will be retiring from the Company, effective April 4, 2025.

Mr. Chilton has been employed as Senior Executive Vice President – Chief Operating Officer since February 20, 2025. From February 2023 to February 20, 2025, Mr. Chilton served as our Executive Vice President – Chief Operating Officer. From April 2021 to February 2023, Mr. Chilton served as our Executive Vice President – Chief Retail Operations Officer. From February 2020 to April 2021, Mr. Chilton served as our Senior Vice President – Store Administration and Development and from March 2019 to February 2020 served as our Senior Vice President – Store Operations and Administration. Mr. Chilton started with the Company in 1994 as a store manager and has served in roles of increasing responsibility in store management and operations since that time, including serving as the Vice President of our Northern Division, with approximately one-third of our stores reporting to him, from April 2012 until March 2019.

Mr. Edwards has been employed as Senior Vice President, Chief Financial Officer and Treasurer since September 2023. He has also served as our Secretary since June 2021 and served as our Assistant Secretary from December 2019 to June 2021. Mr. Edwards served as our Vice President and Corporate Controller from October 2019 until September 2023 and was appointed an executive officer in March 2021 as our Chief Accounting Officer, serving in that role until September 2023. Prior to joining us, Mr. Edwards was Vice President of Accounting for CenterPoint Energy, Inc., a publicly traded utility company, from February 2019 to August 2019 following its acquisition of Vectren Corporation ("Vectren"), also a publicly traded utility company. For Vectren, Mr. Edwards held various leadership roles in the accounting, audit and finance functions from February 2001 through February 2019, including Vice President and Treasurer from April 2017 to February 2019 and Vice President of Corporate Audit from August 2013 to April 2017. Prior to joining Vectren, Mr. Edwards worked in public accounting. Mr. Edwards is a Certified Public Accountant.

Our executive officers serve at the discretion of the Board of Directors. There is no family relationship between any of our Directors or executive officers.

Effective on April 6, 2025, Tanya E. Gordon will succeed Mr. Scibetta as our Executive Vice President – Chief Merchandising Officer. Ms. Gordon, age 60, has served as our Senior Vice President – General Merchandising Manager since March 2021. From March 2020 to March 2021, Ms. Gordon served as our Vice President – General Merchandising Manager and from March 2014 to March 2020, Ms. Gordon served as our Vice President – Divisional Merchandising Manager. In these roles of increasing responsibility, Ms. Gordon was primarily responsible for our women's, children's and accessories merchandise. Prior to joining the Company, Ms. Gordon gained merchandising experience at retailers Kohl's and Parisian, among others.

ITEM 1A. **RISK FACTORS**

Carefully consider the following risk factors and all other information contained in this Annual Report on Form 10-K before making an investment decision with respect to our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, we may not be able to conduct our business as currently planned and our financial condition and operating results could be materially and adversely affected. See PART I, "Cautionary Statement Regarding Forward-Looking Information" at the beginning of this Annual Report on Form 10-K. Our risk factors are categorized as follows: Operational and Strategic Risks, Compliance and Litigation Risks, Human Capital Risks, Financial and Liquidity Risks and Risks Relating to the Ownership of Our Common Stock.

Operational and Strategic Risks

A failure to increase sales at our existing stores may adversely affect our stock price and affect our results of operations. A number of factors have historically affected, and will continue to affect, our comparable stores Net Sales results, including:

- competition;

- timing of holidays, including sales tax holidays;

- general regional and national economic conditions, including inflation;

- inclement weather and/or unseasonable weather patterns;

- consumer trends, including the impact of higher prices on consumer goods;

- the impact of and government response to pandemics;

- fashion trends;

- changes in our merchandise mix;

- our ability to efficiently distribute merchandise;

- timing and type of, and customer response to, sales events, promotional activities or other advertising;

- the effectiveness of our inventory management;

- new merchandise introductions; and

- our ability to execute our business strategy effectively.

Our comparable stores Net Sales results have fluctuated in the past, and in recent years, our Shoe Carnival banner comparable stores Net sales have declined, and we believe such fluctuations or declines may continue. The unpredictability of our comparable stores Net Sales may cause our revenue and results of operations to vary from quarter to quarter and year to year, and declines in Net Sales or Operating Income may cause our stock price to fluctuate significantly.

We may not realize the expected operating results from, and planned growth of, our Shoe Station banner, including planned growth from our rebanner strategy. We have rebannered and are planning to continue to rebanner Shoe Carnival stores to Shoe Station stores where market data indicates the Shoe Station concept may perform better. A significant portion of our growth strategy is based on growing our Shoe Station banner through rebannering stores into Shoe Station stores, acquisitions and organic growth. Our ability to achieve our strategies will depend, in part, on our ability to realize the expected operating results from, and planned growth of, our Shoe Station banner, which we may not realize within our expected time frames, or at all. The Shoe Station banner may underperform relative to our expectations. In addition, the costs incurred to achieve these results may be greater than what we anticipate. Any of these impacts could have an adverse effect on our growth, business, results of operations and financial condition.

We face significant competition in our markets, and we may be unable to compete favorably. The retail footwear industry is highly competitive with few barriers to entry. We compete primarily with department stores, shoe stores, sporting goods stores, e-commerce retailers and mass merchandisers. Many of our competitors are significantly larger and have substantially greater resources than we do. Since Fiscal 2019, our Gross Profit margin has expanded and has been a key driver to the overall increase in our profitability. If our competitors become more promotional than we are, or if we match our competitors' promotional intensity, and lower margins are not offset with increased sales or lower operating expenses, our results of operations and financial condition may be adversely affected.

Adverse impacts on consumer spending may significantly harm our business and impact our promotional strategies and intensity. The success of our business depends to a significant extent upon the level of consumer spending. Consumer confidence is hypersensitive to a wide variety of influences that may affect the level of consumer spending on merchandise that we offer, including, among other factors:

- military conflicts, including war, terrorism, civil unrest, other hostilities and security concerns;

- inflation;

- the timing and level of government stimulus payments;

- energy costs, which affect gasoline and home heating prices;

- general economic and industry conditions and recessionary fears;

- unemployment trends and salaries and wage rates;

- the level of consumer debt;

- consumer credit availability;

- real estate values and foreclosure rates;

- consumer confidence in future economic conditions, including macroeconomic and political uncertainty and instability;

- interest rates;

- health care costs;

- tax rates, policies and timing and amounts of tax refunds; and

- natural disasters, changing weather patterns and catastrophic events, including the possibility of a pandemic resurgence.

Any adverse change in these factors could result in a decrease in consumer demand for our merchandise. Reduced consumer demand could result in reduced traffic in our physical stores and to our e-commerce platform, increased selling and promotional expenses and inventory markdowns, and could cause us to close underperforming stores, which could result in higher than anticipated closing costs. Reduced demand may result in higher than normal inventory positions across our competitive landscape and may limit the prices we can charge for our merchandise and force us to adjust our promotional intensity. Any of these factors, including becoming more promotional, could have an adverse effect on our business, results of operations and financial condition.

Failure to successfully manage and execute our marketing and pricing strategies could have a negative impact on our business. Our success and growth are partially dependent on generating customer traffic in order to gain sales momentum in our physical stores and drive traffic to our e-commerce platform. Effective use of CRM data and successful marketing efforts are necessary for us to reach customers through their desired mode of communication. Our inability to accurately predict our customers' preferences, to utilize their desired mode of communication, or to ensure availability of advertised products at effective price points could adversely affect our business and results of operations.

An increase in the cost, or a disruption in the flow, of imported goods may decrease our sales and profits. We rely on imported merchandise to sell in our stores. Substantially all of our footwear product is manufactured overseas, including the merchandise we purchase from domestic vendors and the smaller portion we import directly from overseas manufacturers. Our primary footwear manufacturers are located in China. Any disruption in the supply chain may increase the cost of the goods we purchase, limit our ability to acquire merchandise and decrease our sales and profits.

If imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands. Products from alternative sources may be of lesser quality and more expensive than those we currently import. Other risks associated with our use of imported goods include:

- disruptions in the flow of imported goods because of factors such as electricity or raw material shortages, work stoppages, strikes, political unrest, war, pandemics and natural disasters;

- changes in the political and economic environments in, the status of trade relations with, and the impact of changes in trade policies and tariffs impacting, China and other countries which are the major manufacturers of footwear;

- tariffs, import duties, import quotas, anti-dumping duties and other trade sanctions;

- modifications to international trade policy and/or existing trade agreements and other changes affecting United States trade relations with other countries;

- problems with oceanic shipping, including shipping container shortages and piracy;

- port congestion at arrival ports causing delays;

- additional oceanic shipping costs to reach non-congested ports;

- inland transit costs and delays resulting from port congestion;

- economic crises and international disputes;

- currency exchange rate fluctuations;

- increases in the cost of purchasing or shipping foreign merchandise resulting from the failure to maintain normal trade relations with source countries;

- increases in shipping rates imposed by the trans-Pacific shipping cartel; and

- our non-compliance with the laws and regulations, and changes to such laws and regulations, in the United States and the countries where our manufacturers are located, including but not limited to requirements relating to shipping security, product safety testing, environmental requirements and anti-corruption laws.

Our failure to identify fashion trends could result in lower sales, higher markdowns and lower gross profits. Our success depends upon our ability to anticipate and react to the fashion tastes of our customers and provide merchandise that satisfies consumer demand. Our failure to anticipate, identify or react appropriately to changes in consumer fashion preferences may result in lower sales, higher markdowns to reduce excess inventories and lower gross profits. Conversely, if we fail to anticipate or react to consumer demand for our products, we may experience inventory shortages, which would result in lost sales and could negatively affect our customer goodwill, our brand image and our profitability. Moreover, our business relies on continuous changes in fashion preferences. Stagnating consumer preferences could also result in lower sales and would require us to take higher markdowns to reduce excess inventories.

Our failure to effectively manage our real estate portfolio may negatively impact our results of operations. Effective management of our real estate portfolio is critical to our omnichannel strategy. All of our stores are subject to leases and are primarily located in open-air shopping centers. If we fail to effectively implement our real estate strategies or negotiate appropriate lease terms or if unforeseen changes arise, the consequences could have an adverse effect on our profitability, cash flows and liquidity. The financial impact of exiting a leased location can vary greatly depending on, among other factors, the terms of the lease, the condition of the local real estate market, demand for the specific property and our relationship with the landlord, and influencing these factors is difficult. In addition to rent, we could still be responsible for the maintenance, taxes, insurance and common area maintenance ("CAM") charges for vacant properties until the lease commitment expires or is terminated.

We locate our stores primarily in open-air shopping centers where we believe our customers and potential customers shop. The success of an individual store can depend on favorable placement within a given open-air shopping center and the volume of traffic generated by the other destination retailers and the anchor stores in the open-air shopping centers where our stores are located. We cannot control the development of alternative shopping destinations near our existing stores or the availability or cost of real estate within existing or new shopping destinations. If one or more of the destination retailers or anchor stores located in the open-air shopping centers where our stores are located close or leave, or if there is significant deterioration of the surrounding areas in which our stores are located, our business may be adversely affected. In addition, if our store locations fail to attract sufficient customer traffic or we are unable to locate replacement locations on terms acceptable to us, our business could suffer.

Various risks associated with our e-commerce platform may adversely affect our business and results of operations. E-commerce has been an important sales channel for us. We sell shoes and related accessories through websites that we control, including www.shoecarnival.com and www.shoestation.com and through our related mobile app. We fulfill substantially all e-commerce orders from our store locations and from our Evansville distribution center. If we are unable to continue to grow our e-commerce sales or effectively manage the impact that rebannering our stores might have on our e-commerce sales channel, our sales, comparable stores Net Sales and Gross Profit may decline, and our stock price may decrease, any of which could negatively impact our results of operations, cash flows and financial condition.

Our e-commerce operations are subject to numerous other risks that could have an impact on our results of operations, including:

- unanticipated operating problems;

- reliance on third-party computer hardware, software and service providers;

- the need to continually invest in technology and security;

- our ability to hire, retain and train personnel to conduct our e-commerce operations;

- diversion of sales from our physical stores;

- our ability to manage any upgrades or other technological changes;

- our ability to provide customer-facing technology systems, including mobile technology solutions, that function reliably and provide a convenient and consistent experience for our customers;

- exposure to potential liability for online content;

- risks related to the failure of the computer systems that operate our e-commerce platform and the related support systems, including computer viruses, telecommunication failures and cyberattacks and break-ins and similar disruptions; and

- security risks related to our electronic processing and transmission of confidential customer information.

Any significant interruptions in the operations of our third-party providers, over which we have no control, could have an adverse effect on our e-commerce operations. Any breach involving our customer information could harm our reputation or result in liability including, but not limited to, fines, penalties and costs of litigation, any of which could have an adverse effect on our operating results, financial condition and cash flows.

Members in our Shoe Perks customer loyalty program account for a significant portion of our sales, and any material decline in sales from our Shoe Perks members could have an adverse impact on our results of operations. We believe our Shoe Perks rewards program provides our customers with a heightened shopping experience, which includes exclusive offers and personalized messaging. Rewards are earned by making purchases and participating in other point earning opportunities that facilitate engagement with our brand. We remain focused on expanding our Shoe Perks enrollment. In Fiscal 2024, purchases from Shoe Perks members were approximately 73% of our comparable stores Net Sales. If our Shoe Perks members do not continue to shop with us, our sales may be adversely affected, which could have an adverse impact on our results of operations.

We may not be able to successfully execute our growth strategy, which could have an adverse effect on our business, financial condition and results of operations. Our growth strategy requires that we continue to invest in omnichannel initiatives, which requires substantial investment in technology, to expand and improve our operating and financial systems and expand, train and manage our employee base. In addition, as we create more opportunities to connect with our customers through our omnichannel initiatives and as we grow the number of our physical stores, we may be unable to hire a sufficient number of qualified personnel or successfully integrate the omnichannel initiatives or new or acquired stores into our business.

If we fail to successfully implement our growth strategy, our business, financial condition or results of operations could be adversely affected. The success of our growth strategy will depend on a number of other factors, some of which are out of our control, including, among other things:

- the acceptance of our banners and concepts in new markets, including as a result of our rebanner strategy;

- our ability to provide adequate distribution to support growth;

- our ability to source sufficient levels of inventory;

- our ability to resolve downtime or technical issues related to our e-commerce platform, our order management and fulfillment systems and all other related systems that support our omnichannel strategy;

- our ability to execute omnichannel advertising and marketing campaigns to effectively communicate our message to our customers and our employees;

- our ability to locate suitable store sites and negotiate store leases (for new stores and renewals) on favorable terms;

- particularly if we expand into new markets, our ability to open a sufficient number of new stores to provide the critical mass needed for efficient advertising and effective brand recognition;

- the availability of financing for capital expenditures and working capital requirements;

- our ability to improve costs and timing associated with opening new stores; and

- the impact of new stores on sales or profitability of existing stores in the same market.

We depend on our key suppliers for merchandise and advertising support and the loss of any of our key suppliers could adversely affect our business. Our business depends upon our ability to purchase fashionable, name brand and other merchandise at competitive prices from our suppliers. Three branded suppliers, Nike, Inc., Skechers U.S.A., Inc. and Crocs, Inc., collectively accounted for approximately 48% of our Net Sales in Fiscal 2024 and 45% of our Net Sales in Fiscal 2023. Nike, Inc. and Skechers U.S.A., Inc. collectively accounted for approximately 27% of our Net Sales in Fiscal 2022. Name brand suppliers also provide us with cooperative advertising and visual merchandising funds. Certain key suppliers' business models are changing and such changes include, but are not limited to, increased direct-to-consumer initiatives, changes in planned product allocations and reductions in the number of retailers with which they are choosing to do business. A loss of any of our key suppliers in certain product categories or our inability to obtain name brand or other merchandise from suppliers at competitive prices could have an adverse effect on our business. As is common in the industry, we do not have any long-term contracts with our suppliers.

We may experience difficulties in integrating Rogan's and realizing the expected operating results, synergies, growth opportunities and other benefits of the acquisition. The success of the Rogan's acquisition will depend, in part, on our ability to realize growth opportunities and achieve other benefits from acquiring Rogan's. We may not realize further synergies, maintain the synergies gained to date or maintain the operating results realized in Fiscal 2024 from the Rogan's business, or grow those results in future periods, as Rogan's may underperform relative to our expectations. Any of these impacts could have an adverse effect on our growth opportunities, business, results of operations and financial condition.

We may not be able to identify or consummate future acquisitions or achieve expected benefits from or effectively integrate future acquisitions. From time to time, we expect to evaluate selective acquisitions and strategic investments. Future acquisitions involve many risks that could have an adverse effect on our business, results of operations or financial condition, including:

- our ability to identify suitable acquisition candidates, prevail against competing potential acquirers and negotiate and consummate acquisitions on terms attractive to us;

- any acquired business not achieving anticipated revenues, earnings, cash flow or market share;

- the potential loss of key employees, vendors or suppliers of the acquired company or adverse effects on our existing relationships with our vendors and suppliers;

- the failure of our due diligence procedures to detect material issues related to the acquired business, including exposure to legal claims for activities of the acquired business prior to the acquisition;

- unexpected liabilities resulting from the acquisition for which we may not be adequately indemnified;

- the integration of the personnel, operations, logistics, information technologies, communications, purchasing, accounting, marketing, administration and other systems and the establishment of internal controls into the acquired company's operations;

- the diversion of management attention and financial resources from our current operations;

- the potential incurrence of debt to fund an acquisition;

- any unforeseen management and operational difficulties; and

- incorrect estimates made in accounting for acquisitions, incurrence of non-recurring charges and write-offs of significant amounts of goodwill or other assets that could adversely affect our financial results.

Our inability to achieve the anticipated benefits of any future acquisitions and other investments could adversely affect our business, results of operations and financial condition.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our facilities or the facilities of third parties on which we depend and could impact our supply chain and access to customers. Our facilities, including our Evansville distribution center, our corporate headquarters and other offices and our retail stores, and the facilities of our third-party vendors and service providers could suffer if affected by:

- natural disasters, such as fires, earthquakes, explosions, hurricanes, power shortages or outages, floods, monsoons, ice storms or tornadoes;

- public health crises such as pandemics and epidemics;

- political crises such as terrorism, war, political instability, civil unrest or other conflict; or

- other events outside of our control.

We currently operate a primary distribution center located in Evansville, Indiana. Virtually all merchandise received by our physical stores is, and will be, shipped through this distribution center. A disaster occurring at this distribution center would be significant and we could be unable to effectively deliver merchandise to our stores for an extended period. Disasters occurring at our distribution center located in Evansville, Indiana, our corporate headquarters and other offices, our retail stores or the infrastructure of a key third-party vendor or service provider also could impact our reputation and our customers' perception of our brand. In the event of a severe disruption resulting from such events, we have contingency plans and employ crisis management to respond and recover operations. Despite these measures, if such an occurrence were to occur, our results of operations and financial condition could be adversely affected.

We could be adversely affected if our information technology systems fail to operate effectively, are disrupted or are compromised. We rely on our information technology systems in operating and monitoring major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, point-of-sale support and financial systems. We regularly make investments to upgrade, enhance or replace our systems as well as leverage new technologies to support our operational strategies. Any delays or difficulties with such projects could have an adverse effect on our operational results, financial position and cash flows.

The reliability and capacity of our information technology systems, and in particular our distribution technology operations, are critical to our continued operations. We currently operate a primary distribution center in Evansville, Indiana. Virtually all merchandise received by our physical stores is, and will be, shipped through this distribution center. We fulfill substantially all of our e-commerce orders from our store locations and our primary distribution center. Given that we have one primary distribution center, virtually any technology disruption there could be significant to our operations. Our corporate computer network is essential to our distribution process.

Despite our precautionary efforts, our information technology systems are vulnerable from time to time to damage or interruption from, among other things, natural or man-made disasters, technical malfunctions, inadequate systems capacity, power outages, terrorist attacks, computer viruses and security breaches, which may require significant investment to fix or replace.

If our primary distribution center is shut down for any reason, if our information technology systems do not operate effectively or if we are the target of attacks or security breaches, we may suffer the loss of critical data, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores, our ability to operate our e-commerce platform may be impacted and we could experience other interruptions or delays to our operations, which could have an adverse effect on our operating and financial performance.

We outsource certain business processes to third-party vendors and have certain business relationships that subject us to risks, including disruptions to our business and increased costs. We rely on third-party suppliers for our merchandise and outsource some of our business processes to third-party vendors. Our relationships with these business partners expose us to risks, including disruptions in our business and increased costs. In addition, other matters involving our business partners could have an adverse effect on our business and financial results. These include, but are not limited to:

- changes in the public's perception of the reputation and brand of the business partner as a result of matters such as its labor and wage standards, business practices or marketing campaigns;

- our inability to properly manage a business partner relationship;

- any data losses or information security lapses by a business partner that results in the compromise of personal information or the improper use or disclosure of sensitive information; and

- any misconduct by a business partner involving matters such as fraud or other improper or unethical activities conducted by the business partner or its non-compliance with our policies and procedures or with laws and regulations, including laws and regulations regarding the use and safeguarding of information, labor practices, environmental, health or safety matters and lobbying or similar activities.

Failure of our business partners to provide adequate services or our inability to arrange for alternative providers on favorable terms in a timely manner could disrupt our business, increase our costs or otherwise adversely affect our business and our financial results.

Failure to maintain positive brand perception and recognition could have a negative impact on our business. Maintaining a good reputation is critical to our business. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites and other forms of internet-based communications that provide access to a broad audience of consumers and other persons. The popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination. If we are unable to quickly and effectively respond to the dissemination of negative information about us via social media or any other incidents negatively impacting our reputation and brand, we may suffer declines in customer loyalty and traffic and we may experience vendor relationship issues and other issues, regardless of the information's accuracy, all of which could negatively affect our financial results. In addition, we frequently use social media to communicate with customers and the public in general. Failure to use social media effectively could negatively impact our brand value and revenues.

Emerging technologies may create disruption to the retail industry. New and emerging technology may enable new approaches or choices for how our customers procure goods and services and pay for those goods and services. We may be unable to quickly adapt to rapid change resulting from artificial intelligence, blockchain, Internet of Things, including voice and smart home devices, and other advanced technologies that may result in changes to our supply chain, distribution channels and point-of-sale capabilities.

Our quarterly operating results can fluctuate due to seasonality, weather conditions and other factors. Our quarterly results of operations have fluctuated and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances, weather conditions and the timing of sales and costs associated with opening new stores and closing existing stores.

We have three distinct peak selling periods: Easter, back-to-school and Christmas. To prepare for our peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other periods of the year. Reductions in demand for our merchandise during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could reduce our Net Sales and margins and negatively affect our profitability. Our operating results depend significantly upon the sales generated during these periods, and our quarterly results may be impacted by calendar shifts of holiday or seasonal periods.

We also increase our inventory levels to offer styles particularly suited for the relevant season, such as sandals in the early summer season and boots during the winter season. If the weather conditions for a particular season vary significantly from those typical for such season, such as an unusually cold early summer or an unusually warm winter, consumer demand for the seasonally appropriate merchandise that we have available in our stores has been in the past, and in the future could be, adversely affected and negatively impact Net Sales and margins. Lower demand for seasonally appropriate merchandise may leave us with an excess inventory of our seasonally appropriate products, forcing us to sell these products at significantly discounted prices and adversely affecting our Net Sales, margins and operating cash flow.

Conversely, if weather conditions permit us to sell our seasonal product early in the season, this may reduce inventory levels needed to meet our customers' needs later in that same season. Consequently, our results of operations are highly dependent on somewhat predictable weather conditions and our ability to react to changes in weather conditions.

Other factors that may affect our quarterly results of operations include:

- fashion trends;

- the timing and amount of income tax refunds to customers;

- the effectiveness of our inventory management;

- changes in general economic conditions, including inflation and consumer spending patterns; and

- actions of competitors or co-tenants.

If our future quarterly results fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially.

We are exposed to physical and financial risks related to the uncertainty of climate change. A changing climate creates uncertainty and could result in broad changes, both physical and financial in nature, to our retail, distribution and corporate locations. These impacts could include, but are not limited to:

- population shifts;

- changes in the level of annual rainfall;

- changes in the overall average temperature; and

- changes to the frequency and severity of weather events such as hurricanes and other wind related events, thunderstorms, tornadoes and ice storms that can damage our facilities and impact our supply chain and distribution channels.

Such changes could impact us in a number of ways including limiting available real estate; changing the demographics of our customer base and employees; increasing the likelihood of capital expenditures to replace damaged infrastructure; and increasing the cost of insurance.

Compliance and Litigation Risks

Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation. We receive and maintain certain personal, sensitive and confidential information about our customers, vendors and employees. The collection and use of this information are regulated and are subject to certain contractual restrictions in third-party contracts. Non-compliance with these regulations and contractual restrictions may subject us to fines, penalties, restrictions and expulsion from credit card acceptance programs and civil liability. Although we have implemented processes to collect and protect the integrity and security of this personal information, there can be no assurance that this information will not be obtained by unauthorized persons, or collected or used inappropriately, including as a result of cybersecurity breaches, acts of vandalism, computer viruses, credit card fraud or phishing. Advanced cybersecurity threats are persistent and continue to evolve, making them increasingly difficult to identify and prevent. If our security and information systems or the systems of our employees or external business partners are compromised or our employees or external business partners fail to comply with these laws and regulations and this information is obtained by unauthorized persons, or collected or used inappropriately, our reputation, as well as our operations and financial results, could be negatively affected and litigation or regulatory action against us or the imposition of costs, fines or other penalties could also occur. As privacy and information security laws and regulations change, we may incur additional costs to remain in compliance.

We may not have adequate insurance coverage for all potential liabilities. Natural risks, as well as other hazards associated with our operations, can result in personal injury, severe damage or destruction to our owned assets, leasehold improvements and inventory, suspension of our operations, and cybersecurity breaches. Our insurance covers costs relating to specified, limited matters, such as events involving casualty losses and property losses due to fire and windstorms, as well as securities litigation and certain cybersecurity incidents, but does not cover other events such as acts of war or terrorist attacks. We maintain an amount of insurance protection we believe is appropriate, but there can be no assurance that the amount of insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. A claim for which we are not adequately insured could have an adverse effect on our financial condition. Further, due to the cyclical nature and current hardening of the insurance markets, we cannot provide assurance that insurance coverage will continue to be available on terms similar to those presently in place.

We are subject to periodic litigation and other regulatory proceedings, which could result in the unexpected expenditure of time and resources. We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of such proceedings. An unfavorable outcome could have an adverse effect on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and will require us to devote substantial resources and executive time to defend, thereby diverting management's attention and resources that are needed to successfully run our business.

Human Capital Risks

Our failure to manage key executive succession and retention could adversely affect our business. Our business would be adversely affected if we fail to retain key executives, or to adequately plan for the succession of members of our executive management team. While we have succession plans in place for members of our executive management team, and continue to review and update those plans, and we have employment agreements with certain key executive officers, these plans and agreements do not guarantee that the services of our executive officers will continue to be available to us or that we will be able to find suitable management personnel to replace departing executives on a timely basis.

Our failure to attract and retain qualified personnel and control labor costs could adversely affect our business. Our business model requires us to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Our ability to control costs and meet our labor needs in a rising wage and inflationary environment is subject to external factors such as unemployment levels, prevailing wage rates paid by those with whom we compete for talent, health care and minimum wage legislation, and changing demographics. If we are unable to attract and retain quality sales associates and management, embrace automation, such as robot, artificial intelligence, and self-checkout technology, as necessary, or if market conditions or changes to minimum wage laws result in the need for higher wages paid to employees, our ability to meet our growth goals or to sustain expected levels of profitability may be compromised and our financial condition, results of operations and cash flows may be adversely affected.

Financial and Liquidity Risks

We will require significant funds to implement our business strategy and meet our other liquidity needs. We may not generate sufficient cash flow from operations or obtain sufficient borrowings under our credit agreement to finance our business strategy and meet our other liquidity needs. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans. We may utilize our credit agreement to fund working capital, including inventory purchases, and special purpose standby letters of credit, as needed. Significant decreases in cash flow from operations could result in our borrowing under the credit agreement to fund operational needs. If we borrow funds under our credit agreement and interest rates materially increase, our financial results could be adversely affected.

Financial market volatility could have an adverse effect on the sources and costs of financing available to us. The capital and credit markets have experienced, and may continue to experience, volatility and disruption, which could, among other impacts, make obtaining other sources of debt more difficult and increase our borrowing costs or limit other potential sources of financing available to us.

If our long-lived assets become impaired, we may need to record significant non-cash impairment charges. Periodically, we review our long-lived assets for impairment whenever economic events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, and certain intangible assets, such as goodwill and non-amortizing trade names, are evaluated annually regardless of triggering events. Significant negative industry or general economic trends, disruptions to our business and unexpected significant changes or planned changes in our use of the assets (such as store relocations or closures) have resulted, and in the future may result, in impairment charges. Any such impairment charges, if significant, would adversely affect our financial position and results of operations.

Failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. We must continue to document, test and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual reports by management regarding the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to the effectiveness of our internal control over financial reporting. We have expended, and expect that we will continue to expend, significant management time and resources documenting and testing our internal control over financial reporting. If we conclude in future periods that our internal control over financial reporting is not effective, it could result in lost investor confidence in the accuracy, reliability and completeness of our financial reports. Any such events could have an adverse effect on our stock price.

Risks Relating to the Ownership of Our Common Stock

Perception of the overall retail industry and other macroeconomic conditions may impact our stock price and operations. The retail industry continues to evolve and undergo structural change. This evolution and structural change have resulted in the bankruptcy and/or reorganization of various footwear specific and other publicly traded retailers. Despite our best efforts to differentiate our business model and processes, our stock price has fluctuated as a result of perceptions of the overall retail environment and investor confidence in the retail sector. The volatility in our stock price could be exacerbated by macroeconomic conditions that affect the market generally or our industry in particular and could have the effect of diverting management's attention and could harm our business. We cannot provide any assurance that perception of the retail industry overall and other macroeconomic conditions will not continue to impact our stock price or our ability to engage business partners on terms acceptable to us.

Our stock price may be volatile and could decline substantially. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, including:

- operating results failing to meet the expectations of securities analysts or investors in any quarter;

- downward revisions in securities analysts' estimates;

- material announcements by us or our competitors; and

- the other risk factors cited in this Annual Report on Form 10-K.

The price of our common stock may decline and the value of any investment in our common stock may be reduced regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

We cannot guarantee that we will continue to make dividend payments or that we will repurchase stock pursuant to our stock repurchase program. Our Board of Directors determines if it is in our best interest to pay a dividend to our shareholders and the amount of any dividend and declares all dividend payments. In the future, our results of operations and financial condition may not allow for a dividend to be declared, or the Board of Directors may decide not to continue to declare dividends. In addition, our current share repurchase program authorizes the purchase of up to $50 million of our common stock through December 31, 2025. However, we are not obligated to make any purchases under the share repurchase program and the program may be amended, suspended or discontinued at any time.

We are controlled by our principal shareholders. J. Wayne Weaver, our Chairman of the Board of Directors, and his spouse together beneficially own approximately 33.8% of our outstanding common stock. In addition, Mr. Weaver's adult daughter is the sole trustee of several grantor retained annuity trusts and, as a result, beneficially owns less than 5% of our outstanding common stock held by such trusts. Accordingly, the Weaver family is able to exert substantial influence over our management and operations. In addition, their interests may differ from, or be opposed to, the interests of our other shareholders, and their ownership may have the effect of delaying or preventing a change in control that may be favored by other shareholders.

Provisions of our organizational documents and Indiana law might deter acquisition bids for us. Our Amended and Restated Articles of Incorporation, our By-Laws and Indiana corporate laws contain provisions that may discourage other persons from attempting to acquire control of us, including, without limitation, a Board of Directors that has staggered three-year terms for its members, supermajority voting provisions, restrictions on the ability of shareholders to call a special meeting of shareholders and advance notice requirements in connection with shareholder proposals or director nominations. Additionally, the Board of Directors has the authority to issue preferred stock in one or more series without the approval of the holders of our common stock. Further, Indiana corporate law contains business combination provisions that, in general, prohibit for five years any business combination with a beneficial owner of 10% or more of our common stock unless the holder's acquisition of the stock was approved in advance by our Board of Directors. Indiana corporate law also contains control share acquisition provisions that limit the ability of certain shareholders to vote their shares unless their control share acquisition is approved. In certain circumstances, the fact that corporate devices are in place that inhibit or discourage takeover attempts could reduce the market value of our common stock.

ITEM 1B. **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C. **CYBERSECURITY**

Risk Management and Strategy

Daily, we are threatened by system intrusions, social engineering attempts and web application attacks. These threats and attempts are directed at payment data, employee credentials, system passwords and personal information. We have developed and implemented a risk-based framework to address them. We consider cybersecurity a top risk within our enterprise risk management protocol, which is subject to oversight by our Board of Directors.

Our risk-based processes, as designed, seek to maintain physical, administrative and technical controls that protect the confidentiality, integrity and availability of our information systems and information stored on our network, including customer information, personal information, intellectual property and proprietary information.

We use the National Institute of Standards and Technology Cybersecurity Framework (the "NIST CSF") as a guideline for our cybersecurity framework. This does not imply that we meet any technical standards, specifications or requirements under the NIST CSF, only that we use the NIST CSF as a framework to help us identify, assess and manage cybersecurity risks related to our business. Our policies for overall general information technology controls are also influenced by the Control Objectives for Information and Related Technologies, which align with the NIST CST.

Our key cybersecurity processes are organized into four primary categories:

- Outage and access: these processes address system intrusion and credential and password threats and risks;

- Payment and loyalty rewards: these processes protect the information of our customers;

- Personal data: these processes protect the payroll and healthcare data of our current and former employees and vendor information; and

- Vendor partner security: these processes review the infrastructure and security processes of vendor partners that process transactions, provide cloud-based solutions and provide the backbone for our data flow.

Key elements of our cybersecurity processes include, but are not limited to, the following:

- Firewalls, data encryption and tokenization, multifactor authentication and data backup, among other safeguarding tactics;

- Routine tests of our back up processes, the physical security of our data storage and access to systems via penetration testing;

- A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- Training and testing of the diligence and awareness of our employees regarding social engineering email and other cybersecurity schemes and risks;

- Engaging third-party cybersecurity companies periodically to assess our cybersecurity posture and assist with identifying and remediating cybersecurity risks; and

- Contractual commitments from vendor partners and a review of controls at vendor partners via System and Organization Controls reports.

Governance

Our Board of Directors oversees and guides our business and oversees our exposure to major risks. As stated in its charter, our Board of Directors has delegated to the Audit Committee, which currently includes the Board members with cybersecurity acumen, the responsibility for Board-level oversight of cybersecurity risk. As part of its oversight role, the Audit Committee receives reports about our protocols, material threats or incidents and other developments related to cybersecurity.

These cybersecurity reports are provided to our Audit Committee at least annually, and these reports are delivered by our Senior Vice President and Chief Information Officer ("CIO"). Our CIO has over 30 years of experience with our information systems and is versed in cybersecurity frameworks and best practices. A security committee assists the CIO with developing controls, selecting vendor partners, identifying emerging threats and implementing best practices within our risk-based framework. Our security team is comprised of professionals with cybersecurity certifications and specialized training. The CIO addresses how we allocate capital resources to our cybersecurity processes with our executive leadership team, which includes our Chief Executive Officer, Chief Operating Officer, Chief Merchandising Officer and Chief Financial Officer. The CIO reports directly to our Chief Operating Officer.

Process to Access, Identify and Manage Material Risks from Cybersecurity Threats

When a cybersecurity incident occurs or we identify a vulnerability, our CIO and our security committee, which is described in more detail under "Governance" above, are responsible for leading the initial risk assessment, and external experts may also be engaged and our Audit Committee or full Board may also be consulted. If a breach of our control structure were to occur, our executive leadership team, Audit Committee and counsel would be briefed by the CIO and a determination would be made on whether such issue is material to warrant disclosure.

As of February 1, 2025, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, cash flow or financial condition.

Even with our current control processes and a continuous improvement mindset, cybersecurity threats constantly evolve. If the measures we have employed were to fail, or if a breach were to occur, it could result in impairment or loss of critical functions, such as the operation of our e-commerce websites, our Evansville distribution center, our corporate network and/or our point-of-sale systems, as examples. Additionally, confidential information could be compromised, or we could be defrauded or ransomed for a material amount of funds. Any of these outcomes could negatively affect our reputation and customer loyalty. The ultimate effects of a breach or loss in function or confidential information are difficult to quantify with any certainty, but such loss may be partially limited through insurance. See "Risk Factors—We could be adversely affected if our information technology systems fail to operate effectively, are disrupted or are compromised", "—Various risks associated with our e-commerce platform may adversely affect our business and results of operations" and "—We outsource certain business processes to third-party vendors and have certain business relationships that subject us to risks, including disruptions to our business and increased costs" in PART I, ITEM 1A of this Annual Report on Form 10-K, which risk factors are incorporated by reference into this section of this Annual Report on Form 10-K.

ITEM 2. **PROPERTIES**

Physical Stores

As of our Fiscal 2024 year end, we leased our 430 stores located across 36 states and Puerto Rico. Approximately 98% of the leases for our existing stores provide for fixed minimum rentals and approximately 48% provide for contingent rental payments based upon various specified percentages of sales. Certain leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes.

Our stores utilize between 8,000 and 20,000 square feet of leased space. The sales area comprises substantially all (greater than 80%) of our typical gross store footprint.

Following is a roll forward of our leased locations over the last five years:

Fiscal Years	Historical Store Count				
	2024	2023	2022	2021	2020
Stores open at the beginning of the year	400	397	393	383	392
New store openings	4	5	4	1	4
Stores acquired	28	0	0	21	0
Permanently closed	(2)	(2)	0	(12)	(13)
Stores open at the end of the year	430	400	397	393	383
Stores relocated	2	0	0	2	0
Stores rebannered	10	0	0	0	0

We performed a store improvement plan that was completed in Fiscal 2021. As part of that plan, we identified underperforming stores and worked to address these stores' performance through renegotiation of lease terms, relocation, or closure. While we continue to actively monitor our store portfolio, we do not expect any further significant closures over the next several years.

The following table identifies the number of our stores in each state and Puerto Rico as of our Fiscal 2024 year end:

State/Territory		State/Territory	
Alabama	22	Nebraska	2
Arizona	3	New Jersey	1
Arkansas	10	New York	2
Colorado	3	North Carolina	18
Delaware	1	North Dakota	3
Florida	33	Ohio	18
Georgia	21	Oklahoma	7
Idaho	4	Pennsylvania	10
Illinois	32	Puerto Rico	5
Indiana	26	South Carolina	11
Iowa	11	South Dakota	2
Kansas	5	Tennessee	19
Kentucky	12	Texas	48
Louisiana	11	Utah	2
Michigan	13	Virginia	6
Minnesota	2	West Virginia	6
Mississippi	9	Wisconsin	28
Missouri	22	Wyoming	1
Montana	1	Total Stores	430

Distribution Center

Our primary 410,000 square foot distribution center is located in Evansville, Indiana. This facility can support the processing and distribution needs for approximately 470 stores. With additional resources added, including our right to expand the facility by 200,000 square feet, the current location could provide processing capacity for approximately 650 stores. We lease the facility from a third party. The initial lease term expires in 2034 and contains renewal options.

Corporate Headquarters

We own our corporate headquarters located in Evansville, Indiana and lease office space for our Southern office located in Fort Mill, South Carolina.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are involved in certain legal proceedings in the ordinary course of conducting our business. While the outcome of any legal proceeding is uncertain, we do not currently expect that any such proceedings will have a material adverse effect on our financial position or results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information and Holders

Our common stock is quoted on The Nasdaq Stock Market LLC under the trading symbol "SCVL." As of March 17, 2025, there were approximately 118 holders of record of our common stock. We did not sell any unregistered equity securities during Fiscal 2024, Fiscal 2023 or Fiscal 2022.

Cash Dividends

During Fiscal 2024, we paid quarterly cash dividends of $0.135 per share for all four fiscal quarters. The declaration and payment of any future dividends are at the discretion of the Board of Directors and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by our Board of Directors.

On March 12, 2025, the Board of Directors increased the quarterly cash dividend from $0.135 to $0.150 per share, an increase of 11.1%, for the first quarter of Fiscal 2025. The quarterly cash dividend of $0.150 per share will be paid on April 21, 2025 to shareholders of record as of the close of business on April 7, 2025.

Issuer Purchases of Equity Securities

We did not repurchase any shares of our common stock under our Board-approved share repurchase program during the fourth quarter of Fiscal 2024. For a discussion of our share repurchase program, see "Share Repurchase Program" in PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" of this Annual Report on Form 10-K.

Throughout Fiscal 2024, we issued treasury shares to certain employees upon the vesting of restricted stock units and performance stock units and to our non-employee directors upon the issuance of service-based restricted stock awards. We also repurchased 20,833 shares of common stock as a result of our withholding shares or allowing our employees to deliver shares to us for the income taxes resulting from the vesting of certain share-settled equity awards. We intend to continue issuing shares out of treasury to meet these needs.

The following table summarizes our repurchase activity during the fourth quarter of Fiscal 2024:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share		Total Number Of Shares Purchased as Part of Publicly Announced Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Programs[2]	
November 3, 2024 to November 30, 2024	0	$	0.00	0	$	50,000,000
December 1, 2024 to January 4, 2025	1,706	$	33.08	0	$	50,000,000
January 5, 2025 to February 1, 2025	0	$	0.00	0	$	50,000,000
	1,706			0		

(1)   1,706 shares were withheld by us in connection with employee payroll tax withholding upon the vesting of stock-based compensation awards that were settled in shares.

(2)   On December 11, 2024, our Board of Directors authorized a new share repurchase program (the "2025 Share Repurchase Program") for up to $50.0 million of our outstanding common stock, effective January 1, 2025 and expiring on December 31, 2025. The 2025 Share Repurchase Program replaced the prior $50.0 million share repurchase program that was authorized in December 2023 and expired in accordance with its terms on December 31, 2024.

Credit Agreement's Impact on Share Repurchases and Dividends

Our amended and restated credit agreement, dated as of March 23, 2022 (our "Credit Agreement"), contains certain restrictions on our ability to pay cash dividends and to repurchase shares of our common stock. However, as long as our consolidated EBITDA is positive and there are either no or low borrowings outstanding under the Credit Agreement, we expect these restrictions would have no impact on our ability to pay cash dividends or execute share repurchases from cash on hand. The Credit Agreement stipulates that cash dividends and share repurchases of $15 million or less per fiscal year can be made without restriction as long as there is no default or event of default before and immediately after such distributions. We are also permitted to pay cash dividends or repurchase shares of our common stock in excess of $15 million in a fiscal year provided that (a) no default or event of default exists before and immediately after the distribution, and (b) on a proforma basis, the ratio of (i) the sum of (A) our consolidated funded indebtedness plus (B) three times our consolidated rental expense to (ii) the sum of (A) our consolidated EBITDA plus (B) our consolidated rental expense is less than 3.5 to 1.0. See Note 9 - "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for more information regarding the Credit Agreement.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations (the "MD&A") should be read together with our consolidated financial statements and notes to those statements included in PART II, ITEM 8 of this Annual Report on Form 10-K. This section of this Annual Report on Form 10-K generally discusses Fiscal 2024 and Fiscal 2023 and year-over-year comparisons between Fiscal 2024 and Fiscal 2023. A discussion of Fiscal 2022 and year-over-year comparisons between Fiscal 2023 and Fiscal 2022 that are not included in this Annual Report on Form 10-K can be found in PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended February 3, 2024, filed with the SEC on March 22, 2024. At the end of this section of this Annual Report on Form 10-K, we have included historical data for the past five fiscal years to facilitate trend analysis of key data reported in our consolidated financial statements and other select operating data.

Overview of Our Business

Shoe Carnival, Inc. is one of the nation's largest omnichannel sellers of footwear for the family. On December 3, 2021, we began operating under two banners: Shoe Carnival and Shoe Station. We furthered our acquisition strategy by acquiring all of the stock of Rogan Shoes, Incorporated ("Rogan's") in February 2024, which added 28 physical stores (25 in Wisconsin, 2 in Minnesota, and 1 in Illinois) to our portfolio, positioned us as the market leader in Wisconsin and established a store base in Minnesota, creating additional expansion opportunities.

Our goal is to be the leading family footwear retailer in the United States. Our product assortment, whether shopping in a physical store or through our e-commerce sales channel, is primarily branded footwear and includes dress and casual shoes, sandals, boots and a wide assortment of athletic shoes. Our typical physical store carries shoes in two general categories – athletics and non-athletics with subcategories for men's, women's and children's, as well as a broad range of accessories. In addition to our physical stores, through our e-commerce sales channel, customers can purchase the same assortment of merchandise in all categories of footwear with expanded options in certain instances.

Our stores under the Shoe Carnival banner combine competitive pricing with a high-energy in-store environment that encourages customer participation. Footwear in our Shoe Carnival physical stores is organized by category and brand, creating strong brand statements within the aisles. These brand statements are underscored by branded signage on endcaps and in-line signage throughout the store. Our signage may highlight a vendor's product offerings or sales promotions, or may highlight seasonal or lifestyle statements by grouping similar footwear from multiple vendors.

The Shoe Station banner and retail locations serve a broader base of footwear customers. The Shoe Station concept targets a more affluent footwear customer, and its product assortment includes higher end athletics and non-athletics shoes and more accessories. Shoe Station has a strong track record of capitalizing on emerging footwear fashion trends and introducing new brands.

Recent Acquisition

On February 13, 2024, we acquired all of the stock of Rogan's, a privately-held 53-year-old work and family footwear company incorporated in Wisconsin, for an adjusted purchase price of $44.8 million, net of $2.2 million of cash acquired, which was paid with cash on hand. Additional consideration of up to $5.0 million may be paid by the Company subject to the achievement of three-year growth targets. Net sales from our Rogan's operations were $80.3 million in Fiscal 2024. More information about this acquisition can be found in Note 3 - "Acquisition of Rogan Shoes" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

Comparable Stores Net Sales

Comparable stores Net Sales is a key performance indicator for us. Comparable stores Net Sales include stores that have been open for 13 full months after such stores' grand opening or acquisition prior to the beginning of the period, including those stores that have been relocated, remodeled or rebannered. Therefore, stores recently opened, acquired or permanently closed are not included in comparable stores Net Sales. We generally include e-commerce sales in our comparable stores Net Sales as a result of our omnichannel retailer strategy. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores. E-commerce sales channels associated with a physical store acquisition will not be included in comparable stores Net Sales until the initial physical stores are included. The 21 original Shoe Station stores acquired and the www.shoestation.com e-commerce site that went live in early February 2023 were included in comparable stores Net Sales calculations beginning in first quarter 2023. All of Rogan's sales are excluded from our comparable stores Net Sales.

Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Fiscal 2023 consisted of the 53 weeks ended February 3, 2024, while Fiscal 2024 consisted of the 52 weeks ended February 1, 2025. The 53rd week in Fiscal 2023 caused a one-week shift in our fiscal calendar. To minimize the effect of this fiscal calendar shift on comparable stores Net Sales, our reported annual comparable stores Net Sales results for Fiscal 2024 compare the 52-week period ended February 1, 2025 to the 52-week period ended February 3, 2024. As such, changes in comparable stores Net Sales are not consistent with changes in Net Sales reported for the fiscal period.

Stores and Rebanner Strategy

We ended Fiscal 2024 with 430 stores, comprised of 360 Shoe Carnival stores, 42 Shoe Station stores and 28 Rogan's stores. During Fiscal 2024 we opened four new Shoe Station stores and permanently closed two Shoe Carnival stores. The 430 stores operated at the end of Fiscal 2024 was an all-time year end high for us.

We have been evaluating customer analytics and market data and developing strategies to expand Shoe Station since we acquired the chain in December 2021. We believe that a national expansion opportunity exists in markets where the customer and/or market characteristics align better with the Shoe Station concept, rather than our Shoe Carnival concept. A 10-store in-market test was completed during Fiscal 2024, where we closed underperforming Shoe Carnival stores and opened new Shoe Station stores in those markets. The customer response and business results exceeded our success criteria on an aggregated basis, with sales and profit contribution over 10% higher at the new Shoe Station stores versus Shoe Carnival stores. In March 2025, we announced a new long-term strategy to rapidly scale up Shoe Station into a national footwear and accessories leader. The first investment phase will rebanner 175 stores to the Shoe Station banner over the next 24 months. Once this phase is complete, we expect to operate 218 Shoe Station stores, representing 51% of our present store fleet.

During Fiscal 2025, we expect to rebanner between 50 to 75 Shoe Carnival stores to Shoe Station stores. Total capital expenditures are expected to be in a range of $45 million to $60 million in Fiscal 2025 to support the rebanner strategy, compared to $33.2 million, $56.3 million and $77.3 million spent in Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively. As the rebanner strategy is implemented, it is expected to decrease our Operating Income by between $20 to $25 million in Fiscal 2025 due to store closing costs, amortization of new store construction costs, a four-to-six-week store closure period through each store's grand opening and customer acquisition costs, with such costs recovered over a two-to-three-year period following a store's grand opening. More information about the rebanner strategy can be found in PART 1, ITEM 1, "Business—Our Stores—Rebanner Strategy" of this Annual Report on Form 10-K.

Executive Summary

During Fiscal 2024, our Net Sales of $1.2 billion were up $27.0 million, or 2.3%, compared to Fiscal 2023. Fiscal 2023 contained a 53rd week of Net Sales totaling approximately $15 million, as described above. In Fiscal 2024, Net Sales otherwise increased approximately $42 million, or 3.7%. This increase resulted from continued growth from the Shoe Station banner's 5.7% Net Sales increase and $80.3 million in Net Sales attributed to Rogan's. We also grew Net Sales during peak shopping periods throughout the year. These areas of growth were partially offset by a 3.9% comparable stores Net Sales decline, driven primarily by Shoe Carnival declines during non-event periods.

Long-term Gross Profit margin expansion has been a key driver of our profit transformation, led by our targeted promotional plans, buying strategies and growth of our customer loyalty program, Shoe Perks. During Fiscal 2024, our Gross Profit margin was above 35% for the fourth consecutive year. Gross profit margin in Fiscal 2024 decreased 20 basis points compared to Fiscal 2023, primarily due to higher buying, distribution and occupancy costs ("BDO") from operating more stores, partially offset by a 10 basis point increase in merchandise margins.

In Fiscal 2024, our Selling, General, and Administrative Expenses ("SG&A") were higher than Fiscal 2023 by $9.8 million, primarily due to incremental costs associated with Rogan's. As market conditions softened in the third and fourth quarters of Fiscal 2024 during non-event periods, we lowered selling costs at our comparable stores. These lower selling expenses reflected optimized advertising spend, driven by our digital-first marketing strategy. While Rogan's costs were an additional expense in Fiscal 2024 compared to Fiscal 2023, those cost increases were mitigated by synergies captured during Fiscal 2024 from our accelerated integration of Rogan's.

Fiscal 2024 Operating Income totaled $91.2 million, a decrease of 2.5% versus Fiscal 2023, primarily due to the extra week of sales in Fiscal 2023 and non-event period declines at Shoe Carnival stores, partially offset by Net Sales growth, principally from our Shoe Station and Rogan's stores. Primarily as a result of accelerated synergy capture, Rogan's exceeded our initial $10 million Operating Income target for Fiscal 2024 by more than 20%.

Fiscal 2024 Net Income was $73.8 million, or $2.68 per diluted share, compared to Fiscal 2023 Net Income of $73.3 million, or $2.68 per diluted share. The slight increase in Net Income reflected pandemic-related tax credits of $3.0 million associated with our acquisition of Rogan's, included in Interest and Other Income, partially offset by lower Operating Income and a higher effective tax rate.

Capital Management and Inventories

Fiscal 2024 marked the 20th consecutive fiscal year end where we ended the fiscal year with no debt. In each of the last four years, we have funded our operations and growth investments, including our acquisitions of Shoe Station and Rogan's, without drawing on our credit facility. We ended Fiscal 2024 with $123.1 million of Cash, Cash Equivalents and Marketable Securities. Cash flows from operations in Fiscal 2024 totaled $102.6 million. In Fiscal 2024, we paid $44.8 million for Rogan's with cash on hand.

Merchandise Inventories totaled $385.6 million at the end of Fiscal 2024, an increase of $39.2 million compared to the end of Fiscal 2023, primarily reflecting Rogan's acquired inventory. Merchandise Inventories supporting the Shoe Carnival and Shoe Station stores were slightly down on a unit basis at the end of Fiscal 2024 compared to the end of Fiscal 2023, but additional inventory purchases were made near Fiscal 2024 year end to support rebannering additional stores and, to a lesser extent, as a hedge against potential supply chain disruption from tariffs and port worker strikes.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of Net Sales for the following fiscal years:

	2024	2023	2022
Net sales	100.0%	100.0%	100.0%
Cost of sales (including buying, distribution, and occupancy costs)	64.4	64.2	62.9
Gross profit	35.6	35.8	37.1
Selling, general and administrative expenses	28.0	27.8	25.5
Operating income	7.6	8.0	11.6
Interest and other income	(0.5)	(0.2)	(0.1)
Interest expense	0.0	0.0	0.0
Income before income taxes	8.1	8.2	11.7
Income tax expense	2.0	2.0	3.0
Net income	6.1%	6.2%	8.7%

Fiscal 2024 Compared to Fiscal 2023

Net Sales

Net Sales were $1.2 billion in Fiscal 2024 and increased 2.3%, or $27.0 million, compared to Fiscal 2023. The increase was primarily due to continued growth from the Shoe Station banner's 5.7% Net Sales increase and the acquisition of Rogan's in February 2024, which added Net Sales of $80.3 million. Increases were partially offset by the extra week in the prior year, which reduced Net Sales approximately $15 million, and a 3.9% decrease in comparable stores Net Sales, primarily due to a mid-single digit decline from our Shoe Carnival bannered stores. The comparable stores Net Sales decline resulted primarily from an approximate 5% decrease in traffic in our physical stores resulting in an approximate 6% decrease in units sold. E-commerce sales were approximately 10% of merchandise sales in both Fiscal 2024 and Fiscal 2023.

Gross Profit

Gross Profit was $428.8 million in Fiscal 2024, an increase of $7.4 million compared to Fiscal 2023, primarily due to the $27.0 million increase in Net Sales. Gross profit margin in Fiscal 2024 was 35.6% compared to 35.8% in Fiscal 2023. This slight decrease was driven by stable merchandise margins that were up 10 basis points in Fiscal 2024 compared to Fiscal 2023 but were more than offset by BDO as a percentage of Net Sales that deleveraged 30 basis points on increased occupancy costs from operating more stores.

Selling, General and Administrative Expenses

SG&A increased $9.8 million in Fiscal 2024 to $337.6 million compared to $327.9 million in Fiscal 2023. The increase was primarily due to incremental costs associated with Rogan's in Fiscal 2024, partially offset by lower selling costs at Shoe Carnival and Shoe Station stores, which reflected optimized advertising spend driven by our digital-first marketing strategy. While Rogan's costs were an additional expense in Fiscal 2024 compared to Fiscal 2023, those cost increases were mitigated by synergies captured during Fiscal 2024 from our accelerated integration of Rogan's. As a percentage of Net Sales, SG&A were 28.0% in Fiscal 2024, compared to 27.8% in Fiscal 2023.

Interest and Other Income and Interest Expense

Changes in our Interest and Other Income and our Interest Expense increased our Income Before Income Taxes by $3.7 million in Fiscal 2024 compared to Fiscal 2023. This increase was primarily due to pandemic-related tax credits of $3.0 million associated with our acquisition of Rogan's in February 2024 and also higher interest earned on invested cash balances.

Income Taxes

The effective income tax rate for Fiscal 2024 was 24.3% compared to 23.7% for Fiscal 2023. The higher effective tax rate was due to the decrease in tax benefits from share-settled equity awards in Fiscal 2024 and a state deferred tax benefit included in Fiscal 2023 that did not recur in Fiscal 2024, partially offset by impacts associated with our acquisition of Rogan's.

Liquidity and Capital Resources

Our primary sources of liquidity are $123.1 million of Cash, Cash Equivalents and Marketable Securities on hand at the end of Fiscal 2024, cash generated from operations and availability under our $100 million Credit Agreement. We believe our resources will be sufficient to fund our cash needs, as they arise, for at least the next 12 months. Our primary uses of cash are normally for working capital, which are principally inventory purchases, investments in our stores, such as rebanners and new stores, remodels and relocations, distribution center initiatives, lease payments associated with our real estate leases, potential dividend payments, potential share repurchases under our share repurchase program and the financing of other capital projects, including investments in new systems. As part of our growth strategy, we have also pursued strategic acquisitions of other footwear retailers.

Cash Flow - Operating Activities

Net cash generated from operating activities was $102.6 million in Fiscal 2024 compared to $122.8 million during Fiscal 2023. The decrease in operating cash flow was primarily driven by the timing of increased inventory purchases to support our rebanner strategy, new Shoe Station stores and, to a lesser extent, as a hedge against potential supply chain disruption from tariffs and port worker strikes, and the timing of prepaid contracts payments in Fiscal 2024 compared to Fiscal 2023.

Working capital increased on a year-over-year basis and totaled $405.7 million at February 1, 2025 compared to $353.5 million at February 3, 2024. The increase was primarily attributable to higher Merchandise Inventories and Accounts Receivable, primarily due to the acquisition of Rogan's, higher cash balances and lower Accounts Payable, partially offset by an increase in Accrued and Other Liabilities. Our current ratio was 4.1 as of February 1, 2025, compared to 3.8 as of February 3, 2024.

Cash Flow - Investing Activities

Our cash outflows for investing activities are normally for capital expenditures. During Fiscal 2024 and Fiscal 2023, we expended $33.2 million and $56.3 million, respectively, for the purchases of property and equipment, primarily related to store remodels and rebanners and opening four new Shoe Station stores.

Our Rogan's acquisition in first quarter 2024 resulted in the payment of cash consideration of $44.8 million, net of cash acquired in Fiscal 2024. Additional information regarding the Rogan's acquisition, including information on the additional contingent consideration of up to $5.0 million, can be found in Note 3 — "Acquisition of Rogan Shoes" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

We invest in publicly traded mutual funds designed to mitigate income statement volatility associated with our non-qualified deferred compensation plan. The balance of these Marketable Securities was $14.4 million at February 1, 2025, compared to $12.2 million at February 3, 2024. Additional information can be found in Note 4 — "Fair Value Measurements" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

Cash Flow - Financing Activities

Our cash outflows for financing activities are typically for cash dividend payments, share repurchases or payments on our Credit Agreement. Shares of our common stock can be either acquired as part of a publicly announced repurchase program or withheld by us in connection with employee payroll tax withholding upon the vesting of stock-based compensation awards that are settled in shares. Our cash inflows from financing activities generally reflect stock issuances to employees under our Employee Stock Purchase Plan and borrowings under our Credit Agreement.

During Fiscal 2024, net cash used in financing activities was $15.3 million compared to $20.5 million during Fiscal 2023. The decrease in net cash used in financing activities was primarily due to the repurchase of $5.4 million of shares in Fiscal 2023 under our Board of Directors' authorized share repurchase program compared to none in Fiscal 2024 and the decrease in shares surrendered by employees to pay taxes on stock-based compensation awards, partially offset by increased dividend payments. During Fiscal 2024 and Fiscal 2023, we did not borrow or repay funds under our Credit Agreement. Letters of credit outstanding were $1.0 million at February 1, 2025, and our borrowing capacity was $99.0 million.

Our Credit Agreement requires us to maintain compliance with various financial covenants. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its covenants. We were in compliance with these covenants as of February 1, 2025.

Store Rebanners, Openings and Closings – Fiscal 2025

As previously discussed, we plan to rebanner between 50 to 75 Shoe Carnival stores into Shoe Station stores in Fiscal 2025 as the first part of the first investment phase. We plan to complete an additional 100 or more rebanners in Fiscal 2026 and early Fiscal 2027 as the second part of the first investment phase. Once this investment phase is complete, we expect to operate 218 Shoe Station stores, representing 51% of our present store fleet. Additional rebanners may follow.

Increasing market penetration by adding new stores is also a key component of our growth strategy. We expect limited store closures over the next several years. Future store growth may continue to be impacted by macroeconomic uncertainty, our ability to identify desirable locations and/or acquisition partners and increased focus on our store rebanner strategy.

Capital Expenditures – Fiscal 2025

Capital expenditures for Fiscal 2025 are expected to be between $45 million and $60 million, with approximately $35 million to $45 million to be used for new and rebannered stores and remodels and approximately $10 million to $15 million for upgrades to our Evansville distribution center and e-commerce platform, various other store improvements, continued investments in technology and normal asset replacement activities. The resources allocated to projects are subject to near-term changes depending on potential inflationary, supply chain and other macroeconomic impacts. Furthermore, the actual amount of cash required for capital expenditures for store operations depends in part on the number of stores opened, rebannered, relocated and remodeled, and the amount of lease incentives, if any, received from landlords. The number of new store openings and relocations will be dependent upon, among other things, the availability of desirable locations, the negotiation of acceptable lease terms and general economic and business conditions affecting consumer spending.

Dividends

During Fiscal 2024, four quarterly cash dividends of $0.135 per share were approved and paid. In Fiscal 2023, we paid quarterly cash dividends of $0.10 per share in our first and second fiscal quarters and $0.12 per share in the third and fourth fiscal quarters. During Fiscal 2024 and Fiscal 2023, we returned $14.7 million and $12.2 million, respectively, in cash to our shareholders through our quarterly dividends.

The declaration and payment of any future dividends are at the discretion of the Board of Directors and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by our Board of Directors, subject to the restrictions in our Credit Agreement. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its restrictions.

Share Repurchase Program

On December 11, 2024, our Board of Directors authorized a share repurchase program for up to $50 million of our outstanding common stock, effective January 1, 2025 (the "2025 Share Repurchase Program"). The purchases may be made in the open market or through privately negotiated transactions from time to time through December 31, 2025 and in accordance with applicable laws, rules and regulations. The 2025 Share Repurchase Program may be amended, suspended or discontinued at any time and does not commit us to repurchase shares of our common stock. We have funded, and intend to continue to fund, the share repurchase program from cash on hand, and any shares acquired will be available for stock-based compensation awards and other corporate purposes. The actual number and value of the shares to be purchased will depend on the performance of our stock price and other market and economic factors, subject to the restrictions in our Credit Agreement. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its restrictions.

The 2025 Share Repurchase Program replaced a $50 million share repurchase program that was authorized in December 2023, became effective January 1, 2024 and expired in accordance with its terms on December 31, 2024. No shares were repurchased during Fiscal 2024 and shares totaling 230,696 were repurchased during Fiscal 2023 at a cost of $5.4 million.

Leases

Rent-related payments made in Fiscal 2024 totaled $97.2 million. As we are contractually obligated to make lease payments to landlords, estimated future payments to landlords and lease-related charges are expected to be significant in future years and will increase in future years due to expected organic and acquired store growth. These payments include estimates for fixed minimum and contingent rent, estimated reimbursements to landlords for common area maintenance, taxes and insurance and other occupancy related charges. See Note 11 – "Leases" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for further discussion of our lease obligations.

Impact of Store Count and Seasonality on Quarterly Results

Our quarterly results of operations have fluctuated and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances and the timing of sales and costs associated with opening new stores and closing underperforming stores.

(Unaudited, in thousands, except per share amounts)

Fiscal 2024	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 300,365	$ 332,696	$ 306,885	$ 262,939
Gross profit	106,800	119,943	110,382	91,669
Operating income	22,507	30,079	24,529	14,037
Net income	17,286	22,573	19,242	14,665
Net income per share – Diluted [1]	$ 0.63	$ 0.82	$ 0.70	$ 0.53

Fiscal 2023	First Quarter	Second Quarter	Third Quarter	Fourth Quarter [2]
Net sales	$ 281,184	$ 294,615	$ 319,914	$280,169
Gross profit	98,517	105,465	117,701	99,707
Operating income	20,939	24,662	27,935	19,969
Net income	16,526	19,441	21,861	15,520
Net income per share – Diluted [1]	$ 0.60	$ 0.71	$ 0.80	$ 0.57

[1] Per share amounts are computed independently for each of the quarters presented. For per share amounts, the sum of the quarters may not equal the total year due to the impact of changes in weighted shares outstanding and differing applications of earnings as prescribed by accounting guidance.

[2] The fourth quarter of Fiscal 2023 consisted of 14 weeks compared to 13 weeks in all other quarters presented.

Seasonality

We have three distinct peak selling periods: Easter, back-to-school and Christmas. Our operating results depend significantly upon the sales generated during these periods. To prepare for our peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other periods of the year. Any unanticipated decrease in demand for our products or a supply chain disruption that reduces inventory availability during these peak shopping seasons could reduce our Net Sales and Gross Profit and negatively affect our profitability.

Store Count

We continually analyze our store portfolio and the potential for new stores based on our view of internal and external opportunities and challenges in the marketplace. As part of our long-term growth strategy, we expect to pursue opportunities for store growth across large and mid-size markets as we continue to leverage customer data from our CRM program and more attractive real estate options become available.

When we identify a store that produces or may potentially produce low or negative contribution, we either renegotiate lease terms, relocate or close the store. In instances when underperformance indicates the carrying value of a store's assets may not be recoverable, we impair the store. Although store closings could reduce our overall Net Sales volume, we believe that the store closings we effected in the last several fiscal years resulted in long-term improvements to our Operating Income and Diluted Net Income per Share. Depending upon the results of lease negotiations with certain landlords of underperforming stores, we may increase or decrease the number of store closures in future periods.

Non-capital expenditures, such as advertising and payroll incurred prior to the opening of a new store, are charged to expense as incurred. The timing and actual amount of expense recorded in closing an individual store can vary significantly depending, in part, on the period in which management commits to a closing plan, the remaining basis in the fixed assets to be disposed of at closing and the amount of any lease buyout. Therefore, our results of operations may be adversely affected in any quarter in which we incur pre-opening expenses related to the opening of new stores or incur store closing costs related to the closure of existing stores.

Store Openings, Closings and Impairment Charges – Impact on Fiscal 2024 and Fiscal 2023

In Fiscal 2024, we opened four new stores. The initial average inventory investment for the new stores in Fiscal 2024 was $1.2 million, capital expenditures were $1.3 million and lease incentives received from our landlords were $425,000. In Fiscal 2023, we opened five new stores. The initial average inventory investment for the new stores was $1.0 million, capital expenditures were $1.7 million and lease incentives received from our landlord were $480,000.

Pre-opening expenses for the four stores opened in Fiscal 2024 included in Cost of Sales and SG&A were approximately $786,000, or an average of $197,000 per store. Items classified as pre-opening expenses include rent, freight, advertising, salaries and supplies. During Fiscal 2023, we expended $1.2 million, or an average of $237,000 per store, in pre-opening expenses for the five new stores.

Total store closing costs were $128,000 associated with the closing of two stores in Fiscal 2024 and $83,000 associated with the closing of two stores in Fiscal 2023. There were no non-cash impairment charges recognized in Fiscal 2024 and Fiscal 2023. In addition to non-cash impairment charges, store closing costs can include fixed asset write-offs, employee severance, lease termination fees, store tear-down and clean-up expenses and acceleration of expenses and deferred lease incentives.

In total, store opening and closing costs impacting SG&A were $616,000 in Fiscal 2024 and $891,000 in Fiscal 2023. Store opening and closing costs included in Cost of Sales were expenses of $298,000 in Fiscal 2024 and $376,000 in Fiscal 2023.

Critical Accounting Policies

We use judgment in reporting our financial results. This judgment involves estimates based in part on our historical experience and incorporates the impact of the current general economic climate and company-specific circumstances. However, because future events and economic conditions are inherently uncertain, our actual results could differ materially from these estimates. The accounting policies that require more significant judgment are included below.

Merchandise Inventories – Our Merchandise Inventories are stated at the lower of cost or net realizable value as of the balance sheet date and consist primarily of dress, casual and athletic footwear for women, men and children. The cost of our merchandise is determined using the first-in, first-out valuation method ("FIFO"). For determining net realizable value, we estimate the future demand and related sale price of merchandise in our inventory. The stated value of Merchandise Inventories contained on our Consolidated Balance Sheets also includes freight, certain capitalized overhead costs and reserves.

Factors considered when we review our inventory to properly state it at lower of cost or net realizable value include recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of the various styles held in inventory, seasonality of the merchandise, expected consideration to be received from our vendors and current and expected future sales trends. We also review aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. We reduce the value of our inventory to its estimated net realizable value where cost exceeds the estimated future selling price. Merchandise Inventories as of February 1, 2025 totaled $385.6 million, representing approximately 34% of total assets. Merchandise Inventories as of February 3, 2024 totaled $346.4 million, representing approximately 33% of total assets. Given the significance of inventories to our consolidated financial statements, the determination of net realizable value is a critical accounting estimate. Material changes in the factors noted above could have a significant impact on the actual net realizable value of our inventory and our reported operating results.

Valuation of Long-Lived Assets – Long-lived assets, such as Property and Equipment subject to depreciation and right-of-use assets arising from our leased properties, are evaluated for impairment on a periodic basis if events or circumstances indicate the carrying value may not be recoverable. This evaluation includes performing an analysis of the estimated undiscounted future cash flows of the long-lived assets. Assets are grouped and the evaluation performed at the lowest level for which there are identifiable cash flows, which is generally at a store level.

If the estimated future cash flows for a store are determined to be less than the carrying value of the store's assets, an impairment loss is recorded for the difference between the estimated fair value and the carrying value. We estimate the fair value of our long-lived assets using store-specific cash flow assumptions discounted by a rate commensurate with the risk involved with such assets while incorporating marketplace assumptions. Our assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores, are subject to a high degree of judgment. Assets subject to impairment are adjusted to estimated fair value and, if applicable, an impairment loss is recorded in SG&A. If actual operating results or market conditions differ from those anticipated, the carrying value of certain of our assets may prove unrecoverable and we may incur additional impairment charges in the future.

Valuation of Goodwill and Intangible Assets – Our indefinite-lived assets include Goodwill and non-amortizing Intangible Assets (trade names) resulting from the acquisitions of Shoe Station in Fiscal 2021 and Rogan's in Fiscal 2024. Goodwill represents the purchase price in excess of fair values assigned to the underlying identifiable net assets of the acquired business. Goodwill and indefinite-lived Intangible Assets are reviewed annually for impairment unless circumstances dictate the need for more frequent assessment. We perform our annual impairment testing as of the first day of the fourth fiscal quarter.

Goodwill is reviewed for impairment at our single reporting unit level. We have the option to either first perform a qualitative assessment to determine whether it is "more likely than not" that the reporting unit's fair value is less than its carrying value, or to proceed directly to the quantitative assessment, which requires a comparison of the reporting unit's fair value to its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, expense factors, overall financial performance, entity specific and reporting unit events, capital markets and pricing and breakeven multiples. If we determine that the fair value of our reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit. In performing an impairment test for our Goodwill in Fiscal 2024, we completed the qualitative assessment on November 3, 2024. We determined that it was not "more likely than not" that the fair value of our reporting unit was less than the carrying value; therefore, no quantitative assessment was performed and no impairment was recorded.

With respect to the trade names, we tested their carrying amounts for impairment in Fiscal 2024 at the Shoe Station store set and Rogan's store set levels using respective revenue growth and discount rate assumptions and assumed royalty rates. Significant changes in our estimates and assumptions could affect our fair value calculations. We performed these assessments on November 3, 2024 and our estimate of fair values exceeded the carrying amounts; therefore, no impairments were recorded.

Leases – We lease our retail stores, our Evansville distribution center and office space for our Southern office. We also enter into leases of equipment and other assets. Substantially all of our leases are operating leases. Therefore, how operating leases are recognized throughout the financial statements in accordance with applicable accounting guidance can have a significant impact on our financial condition and results of operations and related disclosures.

In accordance with Accounting Standards Codification Topic No. 842 – *Leases* ("ASC 842"), on the lease commencement date we recognize a right-of-use asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term. The weighted average discount rate utilized in Fiscal 2024 and Fiscal 2023 was 4.7% and 4.2%, respectively.

For new leases, renewals or amendments and when we make material investments in leased properties pursuant to our emerging rebanner strategy or store modernization plan, we make certain estimates and assumptions regarding property values, market rents, property lives, discount rates and probable terms. These estimates and assumptions can impact: (1) lease classification and the related accounting treatment; (2) rent holidays, escalations or deferred lease incentives, which are taken into consideration when calculating straight-line expense; (3) the term over which leasehold improvements for each store are amortized; and (4) the values and lives of adjustments to initial and modified right-of-use assets. The amount of amortized rent expense would vary if different estimates and assumptions were used.

Our real estate leases typically include options to extend the lease or to terminate the lease at our sole discretion. Options to extend real estate leases typically include one or more options to renew, with renewal terms that typically extend the lease term for five years or more. Many of our leases also contain "co-tenancy" provisions, including the required presence and continued operation of certain anchor tenants in the adjoining retail space. If a co-tenancy violation occurs, we have the right to a reduction of rent for a defined period after which we have the option to terminate the lease if the violation is not cured. In addition to co-tenancy provisions, certain leases contain "go-dark" provisions that allow us to cease operations while continuing to pay rent through the end of the lease term. When determining the lease term, we include options that are reasonably certain to be exercised.

Income Taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our current and future income taxes for each tax jurisdiction in which we operate. Significant judgment is required in determining our annual tax expense and evaluating our tax positions. As a part of this process, deferred tax assets and liabilities are recognized based on the difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Our temporary timing differences relate primarily to inventory, property and equipment, right-of-use assets, operating lease liabilities, goodwill and non-amortizing intangible assets. Deferred tax assets and liabilities are measured using the tax rates enacted and expected to be in effect in the years when those temporary differences are expected to reverse. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits are uncertain.

We are also required to make many subjective assumptions and judgments regarding our income tax exposures when accounting for uncertain tax positions associated with our income tax filings. We must presume that taxing authorities will examine all uncertain tax positions and that they have full knowledge of all relevant information. However, interpretations of guidance surrounding income tax laws and regulations are often complex, ambiguous and frequently change over time, and a number of years may elapse before a particular issue is resolved. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements. Although we believe we have no uncertain tax positions, tax authorities could assess tax liabilities in open tax periods not presently foreseen.

Recent Accounting Pronouncements

See Note 2 — "Summary of Significant Accounting Policies" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and related impacts.

Historical Financial and Operating Data

The following historical financial data is included for the convenience of assessing trends in our financial condition and results of operations over the previous five fiscal years. A more detailed description of the fluctuations among Fiscal 2020 – Fiscal 2023 can be found in our Annual Reports on Form 10-K filed for those previous fiscal years.

(In thousands, except per share and operating data)

Fiscal years [1] [7]	2024	2023	2022	2021	2020
Income Statement Data:					
Net sales	$ 1,202,885	$ 1,175,882	$ 1,262,235	$ 1,330,394	$ 976,765
Gross profit	$ 428,794	$ 421,390	$ 468,164	$ 526,787	$ 279,982
Operating income	$ 91,152	$ 93,505	$ 146,444	$ 207,654	$ 21,865
Net income	$ 73,766	$ 73,348	$ 110,068	$ 154,881	$ 15,991
Diluted net income per share	$ 2.68	$ 2.68	$ 3.96	$ 5.42	$ 0.56
Dividends declared per share	$ 0.540	$ 0.440	$ 0.360	$ 0.280	$ 0.178
Balance Sheet Data:					
Cash and cash equivalents	$ 108,680	$ 99,000	$ 51,372	$ 117,443	$ 106,532
Total assets	$ 1,124,133	$ 1,042,025	$ 989,781	$ 812,264	$ 642,747
Long-term debt	$ 0	$ 0	$ 0	$ 0	$ 0
Total shareholders' equity	$ 648,996	$ 583,389	$ 525,568	$ 452,533	$ 310,176
Operating Data:					
Stores open at end of year	430	400	397	393	383
Comparable stores net sales [2][3]	-3.9%	-8.8%	-11.1%	35.3%	-5.3%
Square footage of store space at year end (000's)	4,968	4,569	4,505	4,419	4,146
Average sales per store (000's) [2][4][6]	$ 2,766	$ 2,897	$ 3,159	$ 3,473	$ 2,503
Average sales per square foot [2][5][6]	$ 246	$ 255	$ 281	$ 321	$ 237

(1) Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2024, 2023, 2022, 2021 and 2020 relate respectively to the fiscal years ended February 1, 2025, February 3, 2024, January 28, 2023, January 29, 2022 and January 30, 2021. Fiscal 2023 consisted of 53 weeks and fiscal years 2024, 2022, 2021 and 2020 all consisted of 52 weeks.
(2) Selected Operating Data for Fiscal 2023 has been adjusted to a comparable 52-week period ended January 27, 2024. The 53rd week in Fiscal 2023 caused a one-week shift in our fiscal calendar. To minimize the effect of this fiscal calendar shift on comparable stores Net Sales, our reported annual comparable stores Net Sales results for Fiscal 2023 compare the 52-week period ended January 27, 2024 to the 52-week period ended January 28, 2023, and our comparable stores Net Sales results for fiscal 2024 compare the 52-week period ended February 1, 2025 to the 52-week period ended February 3, 2024.
(3) Comparable stores Net Sales for the periods indicated include stores that have been open for 13 full months after such stores' acquisition or grand opening prior to the beginning of the period, including those stores that have been rebannered, relocated or remodeled. Therefore, stores opened, acquired or closed during the periods indicated are not included in comparable stores Net Sales. We include e-commerce sales in our comparable stores Net Sales. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores.
(4) Average sales per store includes e-commerce sales that are in close proximity to a physical store.
(5) Average sales per square foot includes net e-commerce sales. We include e-commerce sales in our average sales per square foot as a result of our omnichannel retailer strategy. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores.
(6) In fiscal years 2021 and 2020, average sales per store and average sales per square foot include only Shoe Carnival banner stores.
(7) On June 21, 2021, our Board of Directors authorized a two-for-one stock split of the shares of our common stock. All share and per share amounts have been adjusted retroactively for all periods presented.

ITEM 7A. **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risk in that the interest payable on our credit agreement is based on variable interest rates and therefore is affected by changes in market rates. We do not use interest rate derivative instruments to manage exposure to changes in market interest rates. We had no borrowings under our credit agreement during Fiscal 2024.

ITEM 8. **FINANCIAL STATEMENTS**

The information required by this item follows Deloitte & Touche LLP's audit opinion, which begins on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shoe Carnival, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shoe Carnival, Inc. and subsidiaries (the "Company") as of February 1, 2025 and February 3, 2024, the related consolidated statements of income, shareholders' equity, and cash flows, for each of the three years in the period ended February 1, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Merchandise Inventories — Refer to Note 2 to the financial statements

Critical Audit Matter Description

Merchandise inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Factors considered in determining if inventory is properly stated at the lower of cost or net realizable value include, among others, recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of various styles held in inventory, seasonality of merchandise, expected consideration to be received from vendors and current and expected future sales trends. The Company also reviews aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. The Company reduces the value of inventory to its estimated net realizable value where cost exceeds the estimated future selling price.

Given the significant judgments made by management to estimate the net realizable value of inventory, such as expected consideration to be received from vendors and current and expected future sales trends, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant judgments made by management to determine net realizable value of inventory included the following procedures, among others:

- We tested the operating effectiveness of the Company's internal control over the valuation of inventory, including the review and determination of the anticipated net realizable value of merchandise inventories compared to the cost value of inventory on-hand.

- We tested the recorded inventory reserve by developing an expectation based on the prior year inventory reserve balance relative to the merchandise inventory balance at the prior year balance sheet date and compared it to the actual reserve recorded in the current year.

- We evaluated the reasonableness of management's determination of the net realizable value of inventory by:
  - Testing the accuracy of source data used in the calculation, including inventory on hand, historical losses by product category, sales prices and consideration received from vendors.

  - Recalculating the projected loss for inventory on hand based on the source data used in the calculation.

  - Making inquiries of management regarding current and expected future sales trends and evaluating external communications by analysts.

  - Evaluating management's ability to accurately forecast future sales trends and inventory losses by comparing actual results to management's historical forecasts.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 21, 2025

We have served as the Company's auditor since 1988.

Shoe Carnival, Inc.
Consolidated Balance Sheets
(In thousands, except share data)

		February 1, 2025		February 3, 2024
Assets				
Current Assets:				
Cash and cash equivalents	$	108,680	$	99,000
Marketable securities		14,432		12,247
Accounts receivable		9,018		2,593
Merchandise inventories		385,605		346,442
Other		18,409		21,056
Total Current Assets		536,144		481,338
Property and equipment – net		172,806		168,613
Operating lease right-of-use assets		343,547		333,851
Intangible assets		40,968		32,600
Goodwill		18,018		12,023
Other noncurrent assets		12,650		13,600
Total Assets	$	1,124,133	$	1,042,025
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$	52,030	$	58,274
Accrued and other liabilities		25,382		16,620
Current portion of operating lease liabilities		53,013		52,981
Total Current Liabilities		130,425		127,875
Long-term portion of operating lease liabilities		314,974		301,355
Deferred income taxes		18,879		17,341
Deferred compensation		10,011		11,639
Other		848		426
Total Liabilities		475,137		458,636
Shareholders' Equity:				
Common stock, $0.01 par value, 50,000,000 shares authorized and 41,049,190 shares issued in each period		410		410
Additional paid-in capital		90,371		83,738
Retained earnings		773,353		714,647
Treasury stock, at cost, 13,874,787 and 13,919,326 shares, respectively		(215,138)		(215,406)
Total Shareholders' Equity		648,996		583,389
Total Liabilities and Shareholders' Equity	$	1,124,133	$	1,042,025

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

	February 1, 2025	February 3, 2024	January 28, 2023
Net sales	$ 1,202,885	$ 1,175,882	$ 1,262,235
Cost of sales (including buying, distribution and occupancy costs)	774,091	754,492	794,071
Gross profit	428,794	421,390	468,164
Selling, general and administrative expenses	337,642	327,885	321,720
Operating income	91,152	93,505	146,444
Interest and other income	(6,648)	(2,917)	(972)
Interest expense	314	282	294
Income before income taxes	97,486	96,140	147,122
Income tax expense	23,720	22,792	37,054
Net income	$ 73,766	$ 73,348	$ 110,068
Net income per share:			
Basic	$ 2.72	$ 2.69	$ 4.00
Diluted	$ 2.68	$ 2.68	$ 3.96
Weighted average shares:			
Basic	27,157	27,231	27,543
Diluted	27,524	27,407	27,812

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock			Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Issued	Treasury	Amount				
Balance at January 29, 2022	41,049	(12,883)	$ 410	$ 80,681	$ 553,487	$ (182,045)	$ 452,533
Dividends ($0.36 per share)					(10,105)		(10,105)
Employee stock purchase plan purchases		9		47		140	187
Stock-based compensation awards		198		(2,880)		2,880	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(74)				(2,175)	(2,175)
Purchase of common stock for Treasury		(1,134)				(30,515)	(30,515)
Stock-based compensation expense				5,575			5,575
Net income					110,068		110,068
Balance at January 28, 2023	41,049	(13,884)	$ 410	$ 83,423	$ 653,450	$ (211,715)	$ 525,568
Dividends ($0.44 per share)					(12,151)		(12,151)
Employee stock purchase plan purchases		9		53		130	183
Stock-based compensation awards		306		(4,667)		4,667	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(119)				(3,037)	(3,037)
Purchase of common stock for Treasury		(231)				(5,451)	(5,451)
Stock-based compensation expense				4,929			4,929
Net income					73,348		73,348
Balance at February 3, 2024	41,049	(13,919)	$ 410	$ 83,738	$ 714,647	$ (215,406)	$ 583,389
Dividends ($0.54 per share)					(15,060)		(15,060)
Employee stock purchase plan purchases		6		72		97	169
Stock-based compensation awards		59		(915)		915	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(21)				(744)	(744)
Stock-based compensation expense				7,476			7,476
Net income					73,766		73,766
Balance at February 1, 2025	41,049	(13,875)	$ 410	$ 90,371	$ 773,353	$ (215,138)	$ 648,996

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	February 1, 2025		February 3, 2024		January 28, 2023	
Cash Flows From Operating Activities						
Net income	$	73,766	$	73,348	$	110,068
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		31,065		28,794		23,196
Stock-based compensation		7,697		4,887		5,434
(Gain) Loss on retirement and impairment of assets, net		(158)		130		(501)
Deferred income taxes		564		5,497		14,543
Non-cash operating lease expense		56,493		54,998		47,766
Other		(1,144)		728		962
Changes in operating assets and liabilities:						
Accounts receivable		(4,060)		459		11,410
Merchandise inventories		2,183		43,948		(106,192)
Operating lease liabilities		(55,490)		(59,129)		(48,992)
Accounts payable and accrued liabilities		(10,529)		(22,214)		925
Other		2,251		(8,690)		(8,181)
Net cash provided by operating activities		102,638		122,756		50,438
Cash Flows From Investing Activities						
Purchases of property and equipment		(33,161)		(56,281)		(77,293)
Investments in marketable securities		(1,161)		(403)		(976)
Sales of marketable securities and other		1,412		2,045		3,850
Acquisition, net of cash acquired		(44,762)		0		385
Net cash used in investing activities		(77,672)		(54,639)		(74,034)
Cash Flows From Financing Activities						
Proceeds from issuance of stock		169		183		187
Dividends paid		(14,711)		(12,190)		(9,972)
Purchase of common stock for treasury		0		(5,445)		(30,515)
Shares surrendered by employees to pay taxes on stock-based compensation awards		(744)		(3,037)		(2,175)
Net cash used in financing activities		(15,286)		(20,489)		(42,475)
Net increase (decrease) in cash and cash equivalents		9,680		47,628		(66,071)
Cash and cash equivalents at beginning of year		99,000		51,372		117,443
Cash and cash equivalents at end of year	$	108,680	$	99,000	$	51,372
Supplemental disclosures of cash flow information:						
Cash paid during year for interest	$	283	$	279	$	303
Cash paid during year for income taxes, net of refunds	$	21,194	$	19,232	$	23,933
Capital expenditures incurred but not yet paid	$	1,356	$	1,472	$	3,157
Dividends declared but not yet paid	$	628	$	278	$	316
Contingent consideration related to business acquisition	$	3,600	$	0	$	0

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Notes to Consolidated Financial Statements

Note 1 – Organization and Description of Business

Our consolidated financial statements include the accounts of Shoe Carnival, Inc. and its wholly-owned subsidiaries Rogan Shoes, Incorporated ("Rogan's"), SCHC, Inc. and Shoe Carnival Ventures, LLC, and SCLC, Inc., a wholly-owned subsidiary of SCHC, Inc. (collectively referred to as "we", "our", "us" or the "Company"). All intercompany accounts and transactions have been eliminated. We are one of the nation's largest omnichannel family footwear retailers, selling footwear and related products through our retail stores located in 36 states within the continental United States and in Puerto Rico, as well as through our e-commerce sales channel.

Note 2 – Summary of Significant Accounting Policies

Fiscal Year

Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2024, 2023 and 2022 relate to the fiscal years ended February 1, 2025 ("Fiscal 2024"), February 3, 2024 ("Fiscal 2023") and January 28, 2023 ("Fiscal 2022"), respectively. Fiscal 2023 consisted of 53 weeks while Fiscal 2024 and Fiscal 2022 consisted of 52 weeks.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the financial statement reporting date in addition to the reported amounts of certain revenues and expenses for the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances and actual results could differ from those estimates.

Cash and Cash Equivalents

We had Cash and Cash Equivalents of $108.7 million at February 1, 2025 and $99.0 million at February 3, 2024. Credit and debit card receivables and receivables due from a third party totaling $6.9 million and $7.2 million were included in cash equivalents at February 1, 2025 and February 3, 2024, respectively. Credit and debit card receivables generally settle within three days; receivables due from third parties generally settle within five business days.

We consider all short-term investments with an original maturity date of three months or less to be cash equivalents. As of February 1, 2025 and February 3, 2024, all invested cash was held in money market mutual funds. While investments are not considered by management to be at significant risk, they could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to either invested cash or cash held in our bank accounts.

Fair Value Measurements

The accounting guidance related to fair value measurements defines fair value and provides a consistent framework for measuring fair value. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions. This guidance only applies when other guidance requires or permits the fair value measurement of assets and liabilities. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Quoted prices in active or inactive markets for similar assets or liabilities that are either directly or indirectly observable; and

- Level 3 – Significant unobservable inputs that are generally model-based valuation techniques such as discounted cash flows, based on the best information available, including our own data. Fair values of our long-lived assets are estimated using an income-based approach and are classified within Level 3 of the valuation hierarchy.

Merchandise Inventories and Cost of Sales

Merchandise Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. For determining net realizable value, we estimate the future demand and related sale price of merchandise contained in inventory as of the balance sheet date. The stated value of Merchandise Inventories contained on our Consolidated Balance Sheets also includes freight, certain capitalized overhead costs and reserves. Factors considered in determining if our inventory is properly stated at the lower of cost or net realizable value include, among others, recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of various styles held in inventory, seasonality of merchandise, expected consideration to be received from our vendors and current and expected future sales trends. We also review aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. We reduce the value of our inventory to its estimated net realizable value where cost exceeds the estimated future selling price. Material changes in the factors previously noted could have a significant impact on the actual net realizable value of our inventory and our reported operating results.

Cost of Sales includes the cost of merchandise sold, buying, distribution, and occupancy costs, inbound freight expense, provision for inventory obsolescence, inventory shrink and credits and allowances from merchandise vendors. Cost of Sales related to our e-commerce orders includes shipping expense to deliver merchandise to our customers.

Leases

We account for our leases in accordance with Accounting Standards Codification Topic No. 842 - Leases ("ASC 842"). We evaluate whether a contract is an operating or finance lease at its inception or at its acquisition. Substantially all of our leases are operating leases as of February 1, 2025, however, as a result of the acquisition of Rogan's, we also acquired certain assets subject to finance leases. The finance lease assets and related current liabilities and noncurrent liabilities were recorded in Other Noncurrent Assets, Accrued and Other Liabilities and Other long-term liabilities, respectively. Leases with terms of twelve months or less were not significant and we have elected to expense them as incurred.

On the lease commencement date, we recognize a right-of-use ("ROU") asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term. As the rate implicit in our leases is not readily determinable, we utilize an incremental borrowing rate for the initial measurement and any subsequent remeasurements of ROU assets and liabilities, which is determined through the development of a synthetic credit rating.

Operating lease liabilities are increased by interest and reduced by payments each period, and ROU assets are amortized over the lease term. Interest on operating lease liabilities and the amortization of ROU assets results in straight-line rent expense over the lease term. We record variable lease expense associated with contingent rent, reduced rent due to co-tenancy violations, and other variable non-lease components when incurred.

In addition to fixed minimum rental payments set forth in our leases, the measurement of ROU assets and liabilities can also include prepaid rent, landlord incentives (such as construction and tenant improvement allowances), fixed payments related to lease components (such as rent escalation payments scheduled at the lease commencement date), fixed payments related to non-lease components (such as common area maintenance ("CAM"), real estate taxes and insurance) and initial direct costs incurred in conjunction with securing a lease.

The measurement of ROU assets and liabilities excludes amounts related to variable payments related to lease components (such as contingent rent payments based on performance), variable payments related to non-lease components (such as CAM, real estate taxes and insurance) and leases with an initial term of 12 months or less.

For new leases, renewals or amendments, or when we make material investments in leased properties pursuant to our emerging rebanner strategy or modernization plan, we make certain estimates and assumptions regarding property values, market rents, property lives, discount rates and probable terms. These estimates and assumptions can impact:

(1) lease classification and the related accounting treatment; (2) rent holidays, escalations or deferred lease incentives, which are taken into consideration when calculating straight-line expense; (3) the term over which leasehold improvements for each store are amortized; and (4) the values and lives of adjustments to initial ROU assets. The amount of amortized rent expense would vary if different estimates and assumptions were used.

See Note 11 – "Leases" for additional discussion of our lease policies as well as additional disclosures related to our leases.

Revenue Recognition

Substantially all of our revenue is for a single performance obligation and is recognized when control passes to customers. We consider control to have transferred when we have a present right to payment, the customer has title to the product, physical possession of the product has been transferred to the customer and the risks and rewards of the product that we retain are minimal. The redemption of loyalty points under our Shoe Perks loyalty rewards program and redemptions of gift cards are accounted for as separate performance obligations.

See Note 5 – "Revenue" for additional discussion of our revenue recognition policies as well as additional disclosures on revenue from contracts with customers.

Property and Equipment- Net

Property and Equipment is stated at cost and is depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the applicable lease terms. Lives used in computing depreciation and amortization range from two to twenty-five years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures that materially increase values, improve capacities or extend useful lives are capitalized. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Cloud Computing Arrangements that are Service Contracts

We account for the costs to implement hosted cloud computing arrangements that are considered to be service contracts in current and noncurrent other assets. We capitalize these costs based on the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We amortize the costs over the anticipated service contract period for the hosted arrangement, which is recorded in Selling, General and Administrative Expenses ("SG&A").

Long-Lived Asset Impairment Testing

We periodically evaluate our long-lived assets for impairment if events or circumstances indicate that the carrying value may not be recoverable. The carrying value of long-lived assets is considered impaired when the carrying value of the assets exceeds the expected future cash flows to be derived from their use. Assets are grouped, and the evaluation is performed, at the lowest level for which there are identifiable cash flows, which is generally at a store level. Store level asset groupings typically include property and equipment and operating lease ROU assets. If the estimated, undiscounted future cash flows for a store are determined to be less than the carrying value of the store's assets, an impairment loss is recorded for the difference between estimated fair value and carrying value. Assets subject to impairment are adjusted to estimated fair value and, if applicable, an impairment loss is recorded in SG&A. If the operating lease ROU asset is impaired, we would amortize the remaining ROU asset on a straight-line basis over the remaining lease term.

We estimate the fair value of our long-lived assets using store specific cash flow assumptions discounted by a rate commensurate with the risk involved with such assets while incorporating marketplace assumptions. Our estimates are derived from an income-based approach considering the cash flows expected over the remaining lease term for each location. These projections are primarily based on management's estimates of store-level sales, exercise of future lease renewal options and the store's contribution to cash flows and, by their nature, include judgments about how current initiatives will impact future performance. We estimate the fair value of operating lease ROU assets using the market value of rents applicable to the leased asset, discounted using the remaining lease term.

External factors, such as the local environment in which the store is located, including store traffic and competition, are evaluated in terms of their effect on sales trends. Changes in sales and operating income assumptions or unfavorable changes in external factors can significantly impact the estimated future cash flows. An increase or decrease in the projected cash flow can significantly impact the fair value of these assets, which may have an effect on the impairment recorded. If actual operating results or market conditions differ from those anticipated, the carrying value of certain of our assets may prove unrecoverable and we may incur additional impairment charges in the future.

Goodwill and Intangible Asset Impairment Testing

Goodwill recorded on our Consolidated Balance Sheets resulted from our acquisitions of Shoe Station, Inc. ("Shoe Station") and Rogan's and is based on a fair value allocation of the purchase price at the time of the respective acquisitions. Goodwill is charged to expense only when it is impaired. This test is performed at least annually and is performed at the beginning of our fiscal fourth quarter. No goodwill impairments were recognized in Fiscal 2024, Fiscal 2023 or Fiscal 2022.

We also annually test non-amortizing Intangible Assets for impairment. Trade names acquired as part of the Shoe Station and Rogan's acquisitions are our primary non-amortizing Intangible Assets. No impairments of non-amortizing Intangible Assets were recognized in Fiscal 2024, Fiscal 2023 or Fiscal 2022.

Insurance Reserves

We self-insure a significant portion of our workers' compensation, general liability and employee health care costs and also maintain insurance in each area of risk to protect us from individual and aggregate losses over specified dollar values. Self-insurance reserves include estimates of claims filed, carried at their expected ultimate settlement value, and claims incurred but not yet reported. These estimates take into consideration a number of factors, including historical claims experience, severity factors, statistical trends and, in certain instances, valuation assistance provided by independent third parties. We record self-insurance expense as a component of Accrued and Other Liabilities in our Consolidated Balance Sheets and in SG&A in our Consolidated Statements of Income. While we believe that the recorded amounts are adequate, there can be no assurance that changes to management's estimates will not occur due to limitations inherent in the estimating process. If actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Consideration Received From a Vendor

Consideration is primarily received from merchandise vendors and includes co-operative advertising/promotion, margin assistance, damage allowances and rebates earned for a specific level of purchases over a defined period. Consideration principally takes the form of credits that we can apply against trade amounts owed.

Consideration is recorded as a reduction of the price paid for the vendor's products and recorded as a reduction of our Cost of Sales unless the consideration represents a reimbursement of a specific, incremental, identifiable cost; in such a scenario, it is recorded as an offset to the same financial statement line item.

Consideration received after the related merchandise has been sold is recorded as an offset to Cost of Sales in the period negotiations are finalized. For consideration received on merchandise still in inventory, the allowance is recorded as a reduction to the cost of on-hand inventory and recorded as a reduction of our Cost of Sales at the time of sale. Should the consideration received be related to something other than the vendor's product and such consideration received exceeds the incremental costs incurred, then the excess consideration is recorded as a reduction to the cost of on-hand inventory and allocated to Cost of Sales in future periods as the inventory is estimated to be sold.

Advertising Costs

Digital media, print, television, radio, outdoor media and internal production costs are expensed when incurred. External production costs are expensed in the period the advertisement first takes place. Advertising expenses included in SG&A were $50.5 million, $56.3 million and $55.9 million in fiscal years 2024, 2023 and 2022, respectively.

Store Opening and Start-up Costs

Non-capital expenditures, such as payroll, supplies and rent incurred prior to the opening of a new store, are charged to expense in the period they are incurred. Advertising related to new stores is expensed pursuant to the aforementioned advertising policy.

Stock-Based Compensation

We recognize compensation expense for stock-based awards using a fair value based method. Stock-based awards may include stock units, restricted stock, stock appreciation rights and other stock-based awards under our stock-based compensation plans. Additionally, we recognize stock-based compensation expense for the discount on shares sold to employees through our employee stock purchase plan. This discount represents the difference between the market price and the employee purchase price. Stock-based compensation expense is included in SG&A.

We account for forfeitures as they occur in calculating stock-based compensation expense for the period. For performance-based stock awards, we estimate the probability of vesting based on the likelihood that the awards will meet their performance goals.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits are uncertain. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest expense and penalties, if any, related to uncertain tax positions in Income Tax Expense.

Net Income Per Share

The following table sets forth the computation of Basic and Diluted Net Income per Share as shown on the face of the accompanying Consolidated Statements of Income:

	Fiscal Year Ended								
	February 1, 2025			February 3, 2024			January 28, 2023		
	(In thousands, except per share data)								
Basic Net Income per Share:	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Net income	$73,766			$73,348			$110,068		
Conversion of share-based compensation arrangements	0			0			0		
Net income available for basic common shares and basic net income per share	$73,766	27,157	$ 2.72	$73,348	27,231	$ 2.69	$110,068	27,543	$ 4.00
Diluted Net Income per Share:									
Net income	$73,766			$73,348			$110,068		
Conversion of share-based compensation arrangements	0	367		0	176		0	269	
Net income available for diluted common shares and diluted net income per share	$73,766	27,524	$ 2.68	$73,348	27,407	$ 2.68	$110,068	27,812	$ 3.96

The computation of Basic Net Income per Share is based on the weighted average number of common shares outstanding during the period. The computation of Diluted Net Income per Share is based on the weighted average number of shares outstanding plus the dilutive incremental shares that would be outstanding assuming the vesting of stock-based compensation arrangements involving restricted stock, restricted stock units and performance stock units. No unvested stock-based awards were excluded from the computation of Diluted Net Income per Share for Fiscal 2024 or Fiscal 2023, and approximately 7,000 unvested stock-based awards were excluded for Fiscal 2022 because the impact would be anti-dilutive.

Litigation Matters

The accounting standard related to loss contingencies provides guidance regarding our disclosure and recognition of loss contingencies, including pending claims, lawsuits, disputes with third parties, investigations and other actions that are incidental to the operation of our business. The guidance utilizes the following defined terms to describe the likelihood of a future loss: (1) probable – the future event or events are likely to occur, (2) remote – the chance of the future event or events is slight and (3) reasonably possible – the chance of the future event or events occurring is more than remote but less than likely. The guidance also contains certain requirements with respect to how we accrue for and disclose information concerning our loss contingencies. We accrue for a loss contingency when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, and no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a loss has been incurred and such loss may be material. No accrual or disclosure is required for losses that are remote.

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The ASU became effective for fiscal years beginning after December 15, 2023. We adopted ASU 2023-07 for Fiscal 2024 retrospectively to all periods presented in the financial statements. See Note 6 – "Segment Reporting" for additional information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in the ASU should be applied on a prospective basis, but retrospective application is permitted. We are continuing to evaluate the impact of this new guidance but believe the adoption will not have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments in the ASU should be applied on a prospective basis, but retrospective application is permitted. We are evaluating the impact of this new guidance but believe the adoption will not have a material impact on our consolidated financial statements.

Note 3 – Acquisition of Rogan Shoes

On February 13, 2024, we acquired all of the stock of Rogan Shoes, Incorporated, a privately-held 53-year-old work and family footwear company incorporated in Wisconsin, for a purchase price of $44.8 million, net of $2.2 million of cash acquired, which was paid with cash on hand. This included $378,000 of purchase accounting adjustments which were paid in November 2024. Additional consideration of up to $5.0 million may be paid by the Company subject to the achievement of three-year growth targets. At the time of the acquisition, Rogan's operated 28 store locations in Wisconsin, Minnesota and Illinois. The Rogan's acquisition advanced our strategy to be the nation's leading family footwear retailer. It immediately positioned us as the market leader in Wisconsin, and it established a store base in Minnesota, creating additional expansion opportunities.

Rogan's results were included in our consolidated financial statements since the acquisition date. Net Sales from our Rogan's operations were $80.3 million in Fiscal 2024. Acquisition-related costs of $570,000 and $806,000 were expensed as incurred and were included in SG&A in Fiscal 2024 and Fiscal 2023, respectively. Supplemental pro forma results of operations reflecting the acquisition are not presented as the impact on our consolidated financial results was not material.

The following table summarizes the purchase price and the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. We measured these fair values using Level 3 inputs. The excess purchase price over the fair value of net assets acquired was allocated to Goodwill.

(In thousands)

Purchase Price:		
Cash consideration, net of cash acquired	$	44,762
Fair value of contingent consideration		3,600
Total purchase price	$	48,362
Fair value of identifiable assets and liabilities:		
Accounts receivable	$	2,365
Merchandise inventories		42,340
Other assets		2,000
Operating lease right-of-use assets		16,891
Identifiable intangible assets:		
Trade name		7,500
Customer relationships		900
Goodwill		5,994
Total assets	$	77,990
Accounts payable		6,308
Operating lease liabilities		19,843
Deferred income taxes		974
Accrued and other liabilities		2,503
Total liabilities	$	29,628
Total fair value allocation of purchase price	$	48,362

Our fair value estimate of the Merchandise Inventories for Rogan's was determined using the Comparative Sales and Replacement Cost methods. Our fair value estimate related to the identified intangible asset of Rogan's trade name was determined using the Relief from Royalty method, and the significant assumptions used for the valuation include the royalty rate, estimated projected revenues, long-term growth rate and the discount rate. Our fair value estimates related to Rogan's customer relationships were determined using the Multi-Period Excess Earnings method, and the significant assumptions used for the valuation include projected cash flows, the discount rate and customer attrition rate.

Our fair value estimate of the contingent consideration for the Rogan's acquisition was determined using a Monte Carlo simulation and other methods that account for the probabilities of various outcomes and was recorded in Other long-term liabilities. Significant assumptions used for the valuation include the discount rate, projected cash flows and calculated volatility. It will be remeasured on a recurring basis at fair value. As of February 1, 2025, the fair value of the contingent consideration liability was $395,000, with the resulting $3.2 million adjustment recorded as a reduction in SG&A in Fiscal 2024.

Identifiable intangible assets include Rogan's trade name and customer relationships. We assigned an indefinite life to Rogan's trade name; therefore, Goodwill and Rogan's trade name will be charged to expense only if impaired. Customer relationships are subject to amortization and will be amortized over a period of 20 years. Goodwill and the acquisition-related Intangible Assets are not deductible for tax purposes.

Note 4 – Fair Value of Financial Instruments

The following table presents financial instruments that are measured at fair value on a recurring basis at February 1, 2025 and February 3, 2024:

| (In thousands) | Fair Value Measurements | | | |
	Level 1	Level 2	Level 3	Total
As of February 1, 2025:				
Cash equivalents – money market mutual funds	$ 95,963	$ 0	$ 0	$ 95,963
Marketable securities - mutual funds that fund deferred compensation	14,432	0	0	14,432
Total	$ 110,395	$ 0	$ 0	$ 110,395
As of February 3, 2024:				
Cash equivalents – money market mutual funds	$ 91,733	$ 0	$ 0	$ 91,733
Marketable securities - mutual funds that fund deferred compensation	12,247	0	0	12,247
Total	$ 103,980	$ 0	$ 0	$ 103,980

See Note 13 – "Employee Benefit Plans" for additional discussion and additional disclosures related to our Marketable Securities that fund deferred compensation. The fair values of Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, Accrued Expenses and Other Current Liabilities approximate their carrying values because of their short-term nature.

The fair value of the Shoe Station and Rogan's brands were estimated using a relief-from-royalty method. The estimates and assumptions used in the determination of the fair value of each brand included their respective projected revenue growth, long-term growth rate, the royalty rate and discount rate.

Note 5 – Revenue

Disaggregation of Net Sales by Product Category

Net Sales and percentage of Net Sales, disaggregated by product category, for fiscal years 2024, 2023 and 2022 were as follows:

(In thousands)	February 1, 2025		February 3, 2024		January 28, 2023	
Non-Athletics:						
Women's	$ 295,776	25%	$ 310,280	26%	$ 348,632	28%
Men's	214,273	18	191,476	16	208,756	17
Children's	83,358	7	87,986	7	92,664	7
Total	593,407	50	589,742	49	650,052	52
Athletics:						
Women's	186,682	15	170,938	15	181,348	14
Men's	203,991	17	195,315	17	204,766	16
Children's	147,203	12	150,422	13	150,622	12
Total	537,876	44	516,675	45	536,736	42
Accessories	65,356	5	63,446	5	68,757	5
Other	6,246	1	6,019	1	6,690	1
Total	$ 1,202,885	100%	$ 1,175,882	100%	$ 1,262,235	100%

Accounting Policy and Performance Obligations

We operate as an omnichannel, family footwear retailer and provide the convenience of shopping at our physical stores or shopping online through our e-commerce platform. As part of our omnichannel strategy, we offer Shoes 2U, a program that enables us to ship product to a customer's home or selected store if the product is not in stock at a particular store. We also offer "buy online, pick up in store" services for our customers. "Buy online, pick up in store" provides the convenience of local pickup for our customers.

For our physical stores, we satisfy our performance obligation and control is transferred at the point of sale when the customer takes possession of the products. This also includes the "buy online, pick up in store" scenario described above and includes sales made via our Shoes 2U program when customers choose to pick up their goods at a physical store. For sales made through our e-commerce sales channel in which the customer chooses home delivery, we transfer control and recognize revenue when the product is shipped. This also includes sales made via our Shoes 2U program when the customer chooses home delivery.

We offer our customers sales incentives including coupons, discounts, and free merchandise. Sales are recorded net of such incentives and returns and allowances. If an incentive involves free merchandise, that merchandise is recorded as a zero sale and the cost is included in Cost of Sales. Gift card revenue is recognized at the time of redemption. When a customer makes a purchase as part of our rewards program, we allocate the transaction price between the goods purchased and the loyalty reward points and recognize the loyalty revenue based on estimated customer redemptions.

Transaction Price and Payment Terms

The transaction price is the amount of consideration we expect to receive from our customers and is reduced by any stated promotional discounts at the time of purchase. The transaction price may be variable due to terms that permit customers to exchange or return products for a refund. The implicit contract with the customer reflected in the transaction receipt states the final terms of the sale, including the description, quantity, and price of each product purchased. The customer agrees to a stated price in the contract that does not vary over the term of the contract and may include revenue to offset shipping costs. Taxes imposed by governmental authorities such as sales taxes are excluded from Net Sales.

We accept various forms of payment from customers at the point of sale typical for an omnichannel retailer. Payments made for products are generally collected when control passes to the customer, either at the point of sale or at the time the customer order is shipped. For Shoes 2U transactions, customers may order the product at the point of sale. For these transactions, customers pay in advance and unearned revenue is recorded as a contract liability. We recognize the related revenue when control has been transferred to the customer (i.e., when the product is picked up by the customer or shipped to the customer). Unearned revenue related to Shoes 2U was not material to our consolidated financial statements at February 1, 2025 or February 3, 2024.

Returns and Refunds

We have established an allowance based upon historical experience in order to estimate return and refund transactions. This allowance is recorded as a reduction in sales with a corresponding refund liability recorded in Accrued and Other Liabilities. The estimated cost of Merchandise Inventory is recorded as a reduction to Cost of Sales and an increase in Merchandise Inventories. At February 1, 2025, approximately $1.1 million of refund liabilities and $726,000 of right of return assets associated with estimated product returns were recorded in Accrued and Other Liabilities and Merchandise Inventories, respectively. At February 3, 2024, approximately $962,000 of refund liabilities and $618,000 of right of return assets associated with estimated product returns were recorded in Accrued and Other Liabilities and Merchandise Inventories, respectively.

Contract Liabilities

The issuance of a gift card is recorded as an increase to contract liabilities and a decrease to contract liabilities when a customer redeems a gift card. Estimated breakage is determined based on historical breakage percentages and recognized as revenue based on expected gift card usage. We do not record breakage revenue when escheat liability to relevant jurisdictions exists. At February 1, 2025 and February 3, 2024, $2.3 million and $2.4 million of contract liabilities associated with unredeemed gift cards were recorded in Accrued and Other Liabilities, respectively. We expect the revenue associated with these liabilities to be recognized in proportion to the pattern of customer redemptions within two years. Breakage revenue associated with our gift cards recognized in Net Sales was $845,000 in Fiscal 2024, primarily related to Rogan's as well as increasing breakage rates. Breakage revenue associated with our gift cards recognized in Net Sales was not material in Fiscal 2023 or Fiscal 2022.

Our Shoe Perks rewards program allows customers to accrue points and provides customers with the opportunity to earn rewards. Points under Shoe Perks are earned primarily by making purchases through any of our omnichannel points of sale. Once a certain threshold of accumulated points is reached, the customer earns a reward certificate, which is redeemable through any of our sales channels.

When a Shoe Perks customer makes a purchase, we allocate the transaction price between the goods purchased and the loyalty reward points earned based on the relative standalone selling price. The portion allocated to the points program is recorded as a contract liability for rewards that are expected to be redeemed. We then recognize revenue based on an estimate of when customers redeem rewards, which incorporates an estimate of points expected to expire using historical rates. Loyalty awards recognized in Net Sales were $3.5 million, $6.1 million and $5.5 million during fiscal years 2024, 2023 and 2022, respectively. At February 1, 2025 and February 3, 2024, approximately $564,000 and $481,000 of contract liabilities associated with loyalty rewards were recorded in Accrued and Other Liabilities, respectively. We expect the revenue associated with these liabilities to be recognized in proportion to the pattern of customer redemptions in less than one year.

Note 6 – Segment Reporting

Shoe Carnival, Inc. has a single operating and reportable segment that sells footwear and related merchandise for the family across our retail banners and sales channels. With respect to our omnichannel strategy, our e-commerce sales channel is integrated with our Shoe Carnival, Shoe Station and Rogan's physical store locations across 36 states and Puerto Rico and is fundamentally inseparable in how we serve our target customers.

Our chief operating decision maker ("CODM") is our President and Chief Executive Officer. The CODM assesses performance and decides how to allocate resources based on Net Income that also is reported on the income statement as our consolidated Net Income. The CODM uses Net Income to evaluate performance in deciding whether to reinvest profits, facilitate acquisitions or return funds to shareholders through dividends or share repurchases. Net Income is used to monitor budget versus actual results and in competitive analysis by benchmarking to our peers and competitors. The benchmarking analysis and the monitoring of budgeted versus actual results are used in assessing our performance and in establishing management's compensation.

We have concluded that, on the basis of the principles in ASC 280, the expenses below require disclosure under the significant expense principle. The CODM does not review assets in evaluating results. Therefore, such information is not provided. Operating financial results of our segment for fiscal years 2024, 2023 and 2022 are as follows:

(In thousands)	February 1, 2025	February 3, 2024	January 28, 2023
Net sales	$ 1,202,885	$ 1,175,882	$ 1,262,235
Less:			
Merchandise & delivery costs [1]	683,816	669,629	715,516
Store occupancy costs	90,275	84,863	78,555
Store expenses [2]	163,398	157,581	158,583
E-commerce expenses [3]	19,104	19,430	17,886
Advertising	50,533	56,272	55,902
Store depreciation and other selling expenses [4]	39,947	35,034	30,994
General and administrative expenses [5]	64,660	59,568	58,355
Other segment items [6]	(3,043)	0	0
Interest income	(3,605)	(2,917)	(972)
Interest expense	314	282	294
Income tax expense	23,720	22,792	37,054
Net income	$ 73,766	$ 73,348	$ 110,068

(1) Merchandise & delivery costs include the cost of merchandise and other buying and distribution costs.
(2) Store expenses include selling expenses generally controlled operationally at the store level, such as store level payroll.
(3) E-commerce expenses include primarily website maintenance costs and other selling expenses.
(4) See Note 7 – Property and Equipment for more information. Other selling expenses include store-related health care, other insurance, licensing/tax costs and Property and Equipment write-offs.
(5) General and administrative expenses include departmental and corporate expenses, including incentive and share-based compensation and merger and integration expenses.
(6) Other segment items represent non-operating income resulting from pandemic-related tax credits associated with our acquisition of Rogan's in February 2024.

Note 7 – Property and Equipment

The following is a summary of Property and Equipment:

(In thousands)	February 1, 2025	February 3, 2024
Land	$ 1,564	$ 1,564
Buildings	7,735	7,690
Furniture, fixtures and equipment	243,435	227,749
Leasehold improvements	201,674	188,946
Total	454,408	425,949
Less accumulated depreciation and amortization	(281,602)	(257,336)
Property and equipment – net	$ 172,806	$ 168,613

Total depreciation expense associated with Property and Equipment was $28.3 million in Fiscal 2024, $25.8 million in Fiscal 2023 and $20.9 million in Fiscal 2022. As of February 1, 2025 and February 3, 2024, there was $11.4 million and $15.5 million, respectively, of construction work in process included in Property and Equipment, primarily related to store rebanners/remodels and new store construction activity.

No impairment charges on long-lived assets held and used were recorded in Fiscal 2024, Fiscal 2023 or Fiscal 2022. Impairment charges would be included in SG&A in our Consolidated Statements of Income.

Note 8 – Cloud Computing Arrangements that are Service Contracts

We have engaged third-party providers to host software for us, including our customer relationship management ("CRM") platform, merchandise financial planning platform and our transportation, warehouse and order management systems. These platforms are cloud computing arrangements that are software-as-a-service ("SaaS") contracts. Net capitalized costs related to cloud computing arrangements as of February 1, 2025 and February 3, 2024 were $14.4 million and $15.9 million, respectively. Total amortization expense related to these arrangements was $2.7 million during Fiscal 2024, $3.0 million during Fiscal 2023 and $2.3 million during Fiscal 2022. As of February 1, 2025, $3.2 million of net capitalized costs related to cloud computing arrangements were classified in Other Current Assets and $11.2 million were classified as Other Noncurrent Assets in our Consolidated Balance Sheets. As of February 3, 2024, $3.4 million of net capitalized costs related to cloud computing arrangements were classified in Other Current Assets and $12.5 million were classified as Other Noncurrent Assets in our Consolidated Balance Sheets.

Note 9 – Other Consolidated Balance Sheets and Consolidated Statements of Income Information

Accrued and Other Liabilities consisted of the following:

(In thousands)	February 1, 2025	February 3, 2024
Employee compensation and benefits	$ 10,476	$ 6,033
Current portion of non-qualified deferred compensation	4,259	114
Sales and use tax	2,420	2,344
Gift cards	2,341	2,371
Self-insurance reserves	2,290	1,954
Other	3,596	3,804
Total accrued and other liabilities	$ 25,382	$ 16,620

Interest and Other Income consisted of the following:

(In thousands)	February 1, 2025	February 3, 2024	January 28, 2023
Interest income	$ (3,605)	$ (2,917)	$ (972)
Other non-operating income	(3,043)	0	0
Interest and other income	$ (6,648)	$ (2,917)	$ (972)

Note 10 – Debt

On March 23, 2022 we entered into an Amended and Restated Credit Agreement (the "Credit Agreement"), which replaced our then-existing credit agreement. This $100 million amended and restated credit agreement is collateralized by our inventory, expires on March 23, 2027 and contains a swingline sublimit of $15 million. Material covenants associated with the Credit Agreement require that we maintain a minimum net worth of $250 million and a consolidated interest coverage ratio of not less than 3.0 to 1.0. The Credit Agreement also provides that cash dividends and share repurchases of $15 million or less per fiscal year can be made without restriction as long as there is no default or event of default before and immediately after such distributions. We are also permitted to make acquisitions and pay cash dividends or repurchase shares in excess of $15 million in a fiscal year provided that (a) no default or event of default exists before and immediately after the transaction and (b) on a proforma basis, the ratio of (i) the sum of (A) our consolidated funded indebtedness plus (B) three times our consolidated rental expense to (ii) the sum of (A) our consolidated EBITDA plus (B) our consolidated rental expense is less than 3.5 to 1.0.

Among other restrictions, the Credit Agreement also limits our ability to incur additional secured or unsecured debt to $20 million. The Credit Agreement bears interest, at our option, at (1) the agent bank's base rate plus 0.0% to 1.0% or (2) Adjusted Term SOFR plus 0.9% to 1.9%, depending on our achievement of certain performance criteria. A commitment fee is charged at 0.2% to 0.3% per annum, depending on our achievement of certain performance criteria, on the unused portion of the lenders' commitment.

The terms "net worth", "consolidated interest coverage ratio", "consolidated funded indebtedness", "consolidated rental expense", "consolidated EBITDA", "base rate" and "Adjusted Term SOFR" are defined in the Credit Agreement.

No borrowings were outstanding under the Credit Agreement as of February 1, 2025 or February 3, 2024, and we did not borrow under the Credit Agreement during Fiscal 2024 or Fiscal 2023. As of February 1, 2025, there were $1.0 million in letters of credit outstanding and $99.0 million available to us for borrowing under the Credit Agreement.

Note 11 – Leases

We lease all of our physical stores, our Evansville distribution center, which has a current lease term expiring in 2034, and other warehousing and office space. We also enter into leases of equipment and other assets. Substantially all of our leases are operating leases; however, as a result of the acquisition of Rogan's, we also acquired certain assets subject to finance leases. The finance lease assets and related current liabilities and noncurrent liabilities were recorded in Other Noncurrent Assets, Accrued and Other Liabilities and Other long-term liabilities, respectively. Leases with terms of twelve months or less are immaterial and are expensed as incurred, and we did not have any leases with related parties or any sublease arrangements with any related party or third party as of February 1, 2025. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Our real estate leases typically include options to extend the lease or to terminate the lease at our sole discretion. Options to extend real estate leases typically include one or more options to renew, with renewal terms that typically extend the lease term for five years or more. Many of our leases also contain "co-tenancy" provisions, including the required presence and continued operation of certain anchor tenants in the adjoining retail space. If a co-tenancy violation occurs, we have the right to a reduction of rent for a defined period after which we have the option to terminate the lease if the violation is not cured. In addition to co-tenancy provisions, certain leases contain "go-dark" provisions that allow us to cease operations while continuing to pay rent through the end of the lease term. When determining the lease term, we include options that are reasonably certain to be exercised.

Our leases typically provide for fixed minimum rental payments, and certain leases provide for contingent rental payments based upon various specified percentages of sales above minimum levels. In addition to rental payments, we are required to pay certain non-lease components, such as real estate taxes, insurance and common area maintenance, on most of our real estate leases. Such non-lease components are typically variable in nature. Certain real estate leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes.

Lease costs, including other related occupancy costs, reported in our Consolidated Statements of Income were as follows:

(In thousands)	2024	2023	2022
Operating lease cost	$ 70,596	$ 65,244	$ 60,777
Variable lease cost			
Occupancy costs	23,046	21,243	19,001
Percentage rent and other variable lease costs	448	1,257	1,231
Finance lease cost			
Amortization of leased assets	21	0	0
Interest on lease liabilities	10	0	0
Total	$ 94,121	$ 87,744	$ 81,009

Other information related to leases, including supplemental cash flow information, consists of:

(In thousands)	2024		2023		2022	
Cash paid for amounts included in the measurement of operating lease liabilities	$	55,490	$	59,129	$	48,991
ROU assets obtained in exchange for operating lease liabilities[1]	$	53,113	$	72,772	$	146,996

	As of February 1, 2025	As of February 3, 2024	As of January 28, 2023
Weighted-average remaining lease term for operating leases (in years)	7.0	7.6	7.3
Weighted-average discount rate for operating leases	4.7%	4.2%	4.2%

[1] Includes ROU assets added as part of the Rogan's acquisition described in Note 3 – "Acquisition of Rogan Shoes"

The following table reconciles the undiscounted cash flows for each of the next five years and the total of the remaining years to our operating lease liabilities as of February 1, 2025:

(In thousands)	Operating Leases	
2025	$	68,885
2026		71,858
2027		65,801
2028		61,265
2029		47,877
Thereafter to 2041		124,789
Total undiscounted lease payments		440,475
Less: Imputed interest		72,488
Total operating lease liabilities		367,987
Less: Current portion of operating lease liabilities		53,013
Long-term portion of operating lease liabilities	$	314,974

Note 12 – Income Taxes

The provision for income taxes consisted of:

(In thousands)	2024		2023		2022	
Current:						
Federal	$	18,513	$	13,290	$	15,542
State		3,828		2,623		4,919
Puerto Rico		815		1,382		2,050
Total current		23,156		17,295		22,511
Deferred:						
Federal		453		4,862		11,712
State and Puerto Rico		(227)		21		1,878
Total deferred		226		4,883		13,590
Valuation allowance		338		614		953
Total provision	$	23,720	$	22,792	$	37,054

Reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

Fiscal years	2024	2023	2022
U.S. Federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	3.1	2.7	3.5
Puerto Rico	0.4	0.6	0.6
Excess tax benefit on stock-based compensation	(0.1)	(0.9)	(0.4)
Other	(0.1)	0.3	0.5
Effective income tax rate	24.3%	23.7%	25.2%

Deferred income taxes are the result of temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

(In thousands)	February 1, 2025	February 3, 2024
Deferred tax assets:		
Lease obligations	$ 89,495	$ 86,175
Accrued compensation	6,465	4,513
Inventory	438	639
Other	4,970	4,641
Total deferred tax assets	101,368	95,968
Valuation allowance	(3,588)	(3,250)
Total deferred tax assets – net of valuation allowance	97,780	92,718
Deferred tax liabilities:		
Lease ROU assets	84,602	82,350
Property and equipment	23,997	22,769
Other	8,060	4,940
Total deferred tax liabilities	116,659	110,059
Net deferred tax liability	$ (18,879)	$ (17,341)

We have tax credit carryforwards associated with our Puerto Rico operations totaling $3.6 million at February 1, 2025 and $3.3 million at February 3, 2024. These credits expire at various times over the next nine years. We have taken a full valuation allowance against these credits given they are not expected to be utilized due to the current differential between U.S. and Puerto Rico tax rates.

As of February 1, 2025 and February 3, 2024, there were no unrecognized tax liabilities or related accrued penalties or interest.

Note 13 – Employee Benefit Plans

Retirement Savings Plans

Our Board of Directors-approved Shoe Carnival Retirement Savings Plan (the "Domestic Savings Plan") is open to all employees working in the continental United States who have been employed for at least one year, are at least 21 years of age and who work at least 1,000 hours in a defined year. The primary savings mechanism under the Domestic Savings Plan is a 401(k) plan under which an employee may contribute up to 20% of annual earnings with a matching Company contribution up to the first 4% at a rate of 50%. Our contributions to the participants' accounts become fully vested when participants reach their third anniversary of employment with us.

Our Board of Directors-approved Shoe Carnival Puerto Rico Savings Plan (the "Puerto Rico Savings Plan") is open to all employees working in Puerto Rico who have been employed for at least one year, are at least 21 years of age and who work at least 1,000 hours in a defined year. This plan is similar to our Domestic Savings Plan, whereby an employee may contribute up to 20% of his or her annual earnings, with a matching Company contribution up to the first 4% at a rate of 50%.

Contributions charged to expense associated with these plans were $1.1 million, $1.0 million and $1.0 million in fiscal years 2024, 2023 and 2022, respectively.

Deferred Compensation Plan

We have a non-qualified deferred compensation plan for certain key employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the employer-sponsored 401(k) plan. Participants in the plan may elect on an annual basis to defer, on a pre-tax basis, portions of their current compensation until retirement, or earlier if so elected. We voluntarily match a portion of the employees' contributions, which is subject to vesting requirements. The compensation deferred under this plan is credited with earnings or losses measured by the rate of return on investments elected by plan participants. The liabilities of our deferred compensation plan are presented in Deferred Compensation, a long-term liability, or in Accrued and Other Liabilities if scheduled payments are due within the next 12 months.

We invest in publicly traded mutual funds with readily determinable fair values. These Marketable Securities are designed to mitigate volatility in our Consolidated Statements of Income associated with our non-qualified deferred compensation plan. As of February 1, 2025, these Marketable Securities were principally invested in equity-based mutual funds, consistent with the allocation in our deferred compensation plan. To the extent there is a variation in invested funds compared to the total non-qualified deferred compensation plan liability, such fund variance is managed through a stable value mutual fund. We classify these Marketable Securities as current assets because we have the ability to convert the securities into cash at our discretion and these Marketable Securities are not held in a rabbi trust. Changes in these Marketable Securities and deferred compensation plan liabilities are charged to SG&A.

The following tables present the balances and activity of the Company's deferred compensation plan liabilities and related Marketable Securities:

(In thousands)	February 1, 2025		February 3, 2024	
Deferred compensation plan current liabilities	$	4,259	$	114
Deferred compensation plan long-term liabilities		10,011		11,639
Total deferred compensation plan liabilities	$	14,270	$	11,753
Marketable securities - mutual funds that fund deferred compensation	$	14,432	$	12,247

(In thousands)	2024		2023		2022	
Deferred compensation liabilities						
Employer contributions, net	$	305	$	302	$	346
Investment earnings (losses)		1,787		1,266		(681)
Marketable Securities						
Mark-to-market (gains) losses [1]		(1,735)		(1,246)		806
Net deferred compensation expense	$	357	$	322	$	471

(1) Included in the mark-to-market gains in Fiscal 2024 and Fiscal 2023, we recognized unrealized gains of $1.0 million and $1.4 million related to equity securities still held at February 1, 2025 and February 3, 2024, respectively. Included in the mark-to-market losses in Fiscal 2022, we recognized unrealized losses of $833,000 related to equity securities still held at January 28, 2023.

Note 14 – Stock-Based Compensation

On June 20, 2023, our shareholders approved an amendment and restatement of the Shoe Carnival, Inc. 2017 Equity Incentive Plan (as amended and restated, the "2017 Equity Plan"). Pursuant to the amendment and restatement, the number of shares of our common stock available for issuance under the 2017 Equity Plan was increased by an additional 1.8 million shares, the term of the 2017 Equity Plan was extended an additional ten years from the date of shareholder approval, and certain other design changes were made to the plan.

Stock-based compensation includes share-settled awards issued pursuant to our 2017 Equity Plan in the form of restricted stock units, performance stock units, and restricted and other stock awards. Additionally, we recognize stock-based compensation expense for the discount on shares sold to employees through our Employee Stock Purchase Plan and for cash-settled stock appreciation rights (SARs). For fiscal years 2024, 2023 and 2022, stock-based compensation expense was comprised of the following:

(In thousands)	2024	2023	2022
Share-settled equity awards	$ 7,413	$ 4,897	$ 5,542
Stock appreciation rights	221	(42)	(141)
Employee stock purchase plan	63	32	33
Total stock-based compensation expense	$ 7,697	$ 4,887	$ 5,434
Income tax benefit at statutory rates	$ 1,142	$ 1,189	$ 1,368
Additional income tax benefit on vesting of share-settled awards	$ 109	$ 846	$ 562

As of February 1, 2025, there was approximately $9.5 million of unrecognized compensation expense remaining related to our share-settled equity awards. The cost is expected to be recognized over a weighted average period of approximately 1.2 years.

Under the 2017 Equity Plan, we may issue stock units, restricted stock, stock appreciation rights, stock options and other stock-based awards to eligible participants. According to the terms of the 2017 Equity Plan, no further awards may be made from any previously approved equity plans. As of February 1, 2025, there were approximately 1.7 million shares of our common stock available for issuance under the 2017 Equity Plan, assuming that all unmeasured but outstanding performance stock units vest at the maximum level of performance.

Equity awards issued to employees are classified as either performance-based or service-based. Our outstanding performance-based equity awards were granted such that vesting depended on whether Diluted Net Income per Share met an established threshold, target, or maximum level of performance. Diluted Net Income per Share below the threshold level of performance results in complete forfeiture of the award. None of the performance stock units granted in Fiscal 2023 were earned. Any performance stock units granted in Fiscal 2024 that are earned based on our actual performance vest in full on March 31, 2027. The performance stock units granted in Fiscal 2022 that were earned based on our actual performance vest in full on March 31, 2025. Other vesting scenarios have been used in prior years and for awards used to incentivize specific employee performance.

Our service-based restricted stock units and restricted stock awards vest under different scenarios based on the year they were granted, as determined and approved by our Board of Directors. The restricted stock units granted in Fiscal 2024 vest one-half after two years and the remaining half after three years. Restricted stock units granted in Fiscal 2023 and Fiscal 2022 vest one-third after two years and two-thirds after three years. For our non-employee Board members and Vice Chairman, all restricted stock awards are issued to vest on January 2nd of the year following the year of the grant. Awards that contain both performance and service-based conditions require that the performance target be met during the required service period. Other vesting scenarios have been used for employees in prior years and for sign-on awards granted to newly hired employees.

Under the 2017 Equity Plan, recipients of restricted stock, restricted stock units and performance stock units are entitled to receive dividend equivalents, based on dividends actually declared and paid, on such awards, and such dividend equivalents are subject to the same restrictions and risk of forfeiture as the restricted stock, restricted stock units and performance stock units.

Share-Settled Equity Awards

The following table summarizes transactions for our restricted stock units and performance stock units:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at February 3, 2024	579,307	$ 27.04
Granted	338,773	32.06
Vested	(46,333)	30.17
Forfeited	(176,488)	25.33
Outstanding at February 1, 2025	695,259	$ 29.71

The total fair value at grant date of restricted stock units and performance stock units that vested during Fiscal 2024, Fiscal 2023 and Fiscal 2022 was $1.4 million, $4.8 million and $3.3 million, respectively. The weighted-average grant date fair value of restricted stock units and performance stock units granted during Fiscal 2023 and Fiscal 2022 was $24.99 and $30.32, respectively.

The following table summarizes transactions for our restricted stock and other stock awards:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at February 3, 2024	0	$ 0.00
Granted	12,760	36.84
Vested	(12,760)	36.84
Outstanding at February 1, 2025	0	$ 0.00

The total fair value at grant date of restricted stock and other stock awards that vested during each of Fiscal 2024, Fiscal 2023 and Fiscal 2022 was $0.5 million. The weighted-average grant date fair value of restricted stock and other stock awards granted during Fiscal 2023 and Fiscal 2022 was $21.90 and $24.12, respectively.

Cash-Settled Stock Appreciation Rights

Cash-settled SARs were granted to certain non-executive employees. Each SAR entitles holders, upon exercise of their vested shares, to receive cash in an amount equal to the closing price of our stock on the date of exercise less the exercise price, with a maximum amount of gain defined. The SARs granted during the first quarter of Fiscal 2021 vested and became fully exercisable on March 31, 2022 and any unexercised SARs expired on March 31, 2024. The SARs issued in Fiscal 2021 had a defined maximum gain of $5.00 over the exercise price of $30.94.

The following table summarizes SARs activity:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at February 3, 2024	68,200	$ 30.94	
Granted	0	0.00	
Forfeited	(1,000)	30.94	
Exercised	(67,200)	30.94	
Outstanding at February 1, 2025	0	$ 0.00	0.0

The fair value of these liability awards were remeasured, using a trinomial lattice model, at each reporting period until the date of settlement. Increases or decreases in stock-based compensation expense were recognized over the vesting period, or immediately for vested awards.

Stock Purchase Plan

In 1995, our Board of Directors and shareholders approved the Shoe Carnival, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan reserves 450,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in our common stock) for issuance and sale to any employee who has been employed for more than a year at the beginning of the calendar year, and who is not a 10% owner of our common stock, at 85% of the then fair market value up to a maximum of $5,000 in any calendar year. Under the Stock Purchase Plan, 6,000, 9,000 and 9,000 shares of common stock were purchased by plan participants and proceeds to us for the sale of those shares were approximately $169,000, $183,000 and $187,000 for fiscal years 2024, 2023 and 2022, respectively. At February 1, 2025, there were approximately 94,000 shares of unissued common stock reserved for future purchase under the Stock Purchase Plan.

Note 15 – Share Repurchase Program

On December 11, 2024, our Board of Directors authorized a share repurchase program for up to $50 million of our outstanding common stock, effective January 1, 2025 (the "2025 Share Repurchase Program"). The purchases may be made in the open market or through privately negotiated transactions from time to time through December 31, 2025 and in accordance with applicable laws, rules and regulations. The 2025 Share Repurchase Program may be amended, suspended or discontinued at any time and does not commit us to repurchase shares of our common stock. We have funded, and intend to continue to fund, the share repurchase program from cash on hand, and any shares acquired will be available for stock-based compensation awards and other corporate purposes. The actual number and value of the shares to be purchased will depend on the performance of our stock price and other market and economic factors.

The 2025 Share Repurchase Program replaced a $50 million share repurchase program that was authorized in December 2023, became effective January 1, 2024 and expired in accordance with its terms on December 31, 2024. No shares were repurchased during Fiscal 2024. Shares totaling 230,696 were repurchased during Fiscal 2023 at a cost of $5.4 million and shares totaling 1,134,524 were repurchased during Fiscal 2022 at a cost of $30.5 million.

See Note 10 – "Debt" for a discussion of our Credit Agreement and its restrictions regarding share repurchases.

Note 16 – Litigation and Business Risk

Litigation Risk

From time to time, we are involved in certain legal proceedings in the ordinary course of conducting our business. While the outcome of any legal proceeding is uncertain, we do not currently expect that any such proceedings will have a material adverse effect on our consolidated balance sheets, statements of income, or cash flows.

Business Risk

Three branded suppliers, Nike, Inc. ("Nike"), Skechers U.S.A., Inc. ("Skechers") and Crocs, Inc. ("Crocs"), collectively accounted for approximately 48% of our Net Sales in Fiscal 2024 and 45% of our Net Sales in Fiscal 2023. Nike accounted for approximately 24% of our Net Sales in Fiscal 2024, 20% in Fiscal 2023 and 14% in Fiscal 2022; Skechers accounted for approximately 13% of our Net Sales in Fiscal 2024, 14% in Fiscal 2023 and 13% in Fiscal 2022; and Crocs accounted for approximately 11% of our Net Sales in both Fiscal 2024 and Fiscal 2023. A loss of any of our key suppliers in certain product categories could have a material adverse effect on our business. As is common in the industry, we do not have any long-term contracts with suppliers.

Note 17 – Subsequent Events

Dividends

On March 12, 2025, the Board of Directors approved the payment of a cash dividend to our shareholders in the first quarter of Fiscal 2025. The quarterly cash dividend of $0.15 per share will be paid on April 21, 2025 to shareholders of record as of the close of business on April 7, 2025.

The declaration and payment of any future dividends are at the discretion of the Board of Directors and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by our Board of Directors. See Note 10 – "Debt" for a discussion of our Credit Agreement and its restrictions regarding dividend payments and acquisitions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 1, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on its assessment, management believes that the Company's internal control over financial reporting was effective as of February 1, 2025.

The Company's internal control over financial reporting as of February 1, 2025 has been audited by its independent registered public accounting firm, Deloitte & Touche LLP, as stated in their report, which is included herein.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of February 1, 2025, that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no significant change in our internal control over financial reporting that occurred during the quarter ended February 1, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shoe Carnival, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Shoe Carnival, Inc. and subsidiaries (the "Company") as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 1, 2025, of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 21, 2025

ITEM 9B. **OTHER INFORMATION**

During the fourth quarter of Fiscal 2024, no members of our Board of Directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) adopted, amended or terminated any contract, instruction or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement, as defined in the SEC rules.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our executive officers is included under the caption "Information about our Executive Officers" at the end of PART 1, ITEM 1, "Business" of this Annual Report on Form 10-K. This information is incorporated herein by reference.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees and by the Company that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Market LLC listing standards applicable to us. A copy of this policy is filed as an exhibit to this Annual Report on Form 10-K.

The additional information required by this Item concerning our Directors, nominees for Director, Code of Ethics, insider trading policies and procedures, designation of the Audit Committee financial expert and identification of the Audit Committee, and concerning any disclosure of delinquent filers under Section 16(a) of the Exchange Act, is incorporated herein by reference to the sections titled "Proposal No. 1 - Election of Directors," "Information Regarding the Board of Directors and Committees," "Social and Environmental Responsibility" and "Principal Shareholders" in our definitive Proxy Statement for the 2025 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item concerning remuneration of our officers and Directors and information concerning material transactions involving such officers and Directors and Compensation Committee interlocks, including the Compensation Committee Report and the Compensation Discussion and Analysis, is incorporated herein by reference to the sections titled "Executive Compensation," "Director Compensation" and "Information Regarding the Board of Directors and Committees" in our definitive Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item concerning the stock ownership of management and five percent beneficial owners and securities authorized for issuance under equity compensation plans is incorporated herein by reference to the sections titled "Executive Compensation - Equity Compensation Plan Information" and "Principal Shareholders" in our definitive Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item concerning certain relationships and related person transactions and the independence of our Directors is incorporated herein by reference to the sections titled "Transactions with Related Persons" and "Information Regarding the Board of Directors and Committees" in our definitive Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item concerning principal accountant fees and services is incorporated herein by reference to the sections titled "Proposal No. 3 - Ratification of Our Independent Registered Public Accounting Firm" and "Audit Committee Matters" in our definitive Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

1. Financial Statements:

   The following financial statements of Shoe Carnival, Inc. are set forth in PART II, ITEM 8 of this Annual Report on Form 10-K:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets at February 1, 2025 and February 3, 2024

   Consolidated Statements of Income for the years ended February 1, 2025, February 3, 2024, and January 28, 2023

   Consolidated Statements of Shareholders' Equity for the years ended February 1, 2025, February 3, 2024, and January 28, 2023

   Consolidated Statements of Cash Flows for the years ended February 1, 2025, February 3, 2024, and January 28, 2023

   Notes to Consolidated Financial Statements

2. Exhibits:

INDEX TO EXHIBITS

Exhibit No.	Description	Form	Exhibit	Filing Date	Filed Herewith
				Incorporated by Reference To	
3-A	Amended and Restated Articles of Incorporation of Registrant	8-K	3-A	06/27/2022	
3-B	By-laws of Registrant, as amended to date	8-K	3.B	03/17/2023	
4-A	Amended and Restated Credit Agreement, dated as of March 23, 2022, by and among Registrant, the financial institutions from time to time party thereto as Lenders, and Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender, sole lead arranger and sole bookrunner	8-K	4.1	03/24/2022	
4-B	Amended and Restated Security Agreement, dated as of March 23, 2022, by and between the Registrant and Wells Fargo Bank, National Association, as administrative agent	8-K	4.2	03/24/2022	
4-C	Description of the Registrant's Securities registered under Section 12 of the Securities Exchange Act of 1934	10-K	4-C	03/24/2023	
10-A	Lease, dated as of February 8, 2006, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-A	04/13/2006	
10-B	First Amendment to Lease, dated as of June 16, 2015, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-B	03/26/2021	
10-C	Second Amendment to Lease, dated as of April 25, 2019, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-C	03/26/2021	
10-D*	Summary Compensation Sheet				X
10-E*	Non-competition Agreement dated as of January 15, 1993, between Registrant and J. Wayne Weaver (P)	S-1	10-I	02/04/1993	
10-F*	Employee Stock Purchase Plan of Registrant, as amended	10-Q	10-L	09/15/1997	
10-G*	Shoe Carnival, Inc. Amended and Restated 2016 Executive Incentive Compensation Plan, as amended November 1, 2024	10-Q	10.6	12/06/2024	
10-H*	Shoe Carnival, Inc. Amended and Restated 2017 Equity Incentive Plan, as amended November 1, 2024	10-Q	10.5	12/06/2024	
10-I*	Form of 2022 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	8-K	10.2	03/15/2022	
10-J*	Amended Form of 2022 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.1	09/06/2024	
10-K*	Form of 2023 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	8-K	10.1	03/17/2023	
10-L*	Form of 2024 Performance Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	8-K	10.2	03/18/2024	
10-M*	Amended Form of 2024 Performance Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.2	09/06/2024	
10-N*	Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan (Non-Employee Directors)	10-Q	10.2	09/01/2023	
10-O*	Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan (Employee Directors)	10-Q	10.3	09/01/2023	
10-P*	Amended Form of Restricted Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.7	12/06/2024	
10-Q*	Amended Form of Restricted Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.8	12/06/2024	

10-R*	Letter Agreement, dated September 30, 2021, between Registrant and Clifton E. Sifford	8-K	10.2	10/05/2021
10-S*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between the Company and Mark J. Worden	8-K	10.1	11/04/2024
10-T*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between the Company and Mark A. Chilton	8-K	10.2	11/04/2024
10-U*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between the Company and Patrick C. Edwards	8-K	10.3	11/04/2024
10-V*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between the Company and Carl N. Scibetta	8-K	10.4	11/04/2024
10-W*	Form of Sign-On Restricted Stock Unit Award Agreement under the 2017 Equity Incentive Plan	10-Q	10.3	06/02/2023
10-X*	Shoe Carnival, Inc. Deferred Compensation Plan, as amended	10-K	10-S	04/10/2014
19	Shoe Carnival, Inc. Insider Trading Policy			X
21	A list of subsidiaries of Shoe Carnival, Inc.			X
23	Written consent of Deloitte & Touche LLP			X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
97	Shoe Carnival, Inc. Amended and Restated Incentive Compensation Recovery Policy	10-K	97	03/22/2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.			X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document.			X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).			X

---

* The indicated exhibit is a management contract, compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

ITEM 16. **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shoe Carnival, Inc.

Date: March 21, 2025   By: /s/ Mark J. Worden

                                                 Mark J. Worden
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Wayne Weaver J. Wayne Weaver	Chairman of the Board and Director	March 21, 2025
/s/ Clifton E. Sifford Clifton E. Sifford	Vice Chairman and Director	March 21, 2025
/s/ Mark J. Worden Mark J. Worden	President, Chief Executive Officer and Director (Principal Executive Officer)	March 21, 2025
/s/ James A. Aschleman James A. Aschleman	Director	March 21, 2025
/s/ Andrea R. Guthrie Andrea R. Guthrie	Director	March 21, 2025
/s/ Diane E. Randolph Diane E. Randolph	Director	March 21, 2025
/s/ Charles B. Tomm Charles B. Tomm	Director	March 21, 2025
/s/ Patrick C. Edwards Patrick C. Edwards	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 21, 2025

Stock Price Performance Graph

The performance graphs set forth below compare the cumulative total shareholder return on the Company's common stock with the Russell 2000 Index, S&P Retail Select Industry Index, Nasdaq Stock Market Index and Nasdaq Retail Trade Stocks Index for the period from January 31, 2020 through January 31, 2025 (the last trading date of the Company's Fiscal 2024). The graphs assume that $100 was invested in the Company's common stock and $100 was invested in each of the other indices on January 31, 2020, and assumes reinvestment of dividends. For Fiscal 2024, the Company has selected the S&P Retail Select Industry Index to replace the Nasdaq Retail Trade Stocks Index as its industry index and the Russell 2000 Index to replace the Nasdaq Stock Market Index as its broad-based index. The Company believes these new indices better reflect the Company's relative market performance because they are not as heavily weighted toward companies that have substantially more market capitalization than the Company has.

The stock performance shown in the graphs represents past performance and should not be considered an indication of future performance. The performance graphs shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such filing.

Comparison of Cumulative Five Year Total Return

	1/31/2020	1/29/2021	1/28/2022	1/27/2023	2/2/2024	1/31/2025
Russell 2000 Index	$ 100	$ 128	$ 122	$ 118	$ 122	$ 142
S&P Retail Select Industry Index	100	205	185	163	167	191
The Nasdaq Stock Market (U.S.)	100	121	141	131	160	199
Nasdaq Retail Trade Stocks Index	100	138	145	123	167	224
Shoe Carnival, Inc.	100	132	187	158	154	161



Store Locations





Store Locations as of January 2025.

SHOE CARNIVAL
SHOE STATION
ROGAN'S SHOES

Corporate Management Team

Mark J. Worden
President & Chief Executive Officer,
Board Director

Marc A. Chilton
Chief Operating Officer

Tanya E. Gordon
Chief Merchandising Officer*

Patrick C. Edwards
Chief Financial Officer, Secretary &
Treasurer

* Effective 4/6/2025

Board of Directors

J. Wayne Weaver
Chairman of the Board

Clifton E. Sifford
Vice Chairman of the Board

Mark J. Worden
President & Chief Executive Officer

James A. Aschleman 1,2*,3

Andrea R. Guthrie 1,2,3*

Diane Randolph 1,2,3

Charles B. Tomm 1*,2,4

- (1) Audit Committee
- (2) Compensation Committee
- (3) Nominating and Corporate
  Governance Committee
- (4) Lead Director
- (*) Committee Chair

Corporate Information

Corporate Office
1800 Innovation Point
Fort Mill, SC 29715
803-650-4600
www.shoecarnival.com

Transfer Agent
Computershare
P.O. Box 43078
Providence, RI 02940-3078
877-373-6374

SHOE CARNIVAL

SHOE CARNiVAL®

1800 Innovation Point • Fort Mill, SC 29715 • www.shoecarnival.com